

12g3-2(b)



MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek



Cologno Monzese, 31th August 2010

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of August.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

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RECEIVED
2010 SEP -3 A 7:57


MEDIASET

Mediaset S.p.A.
Registered office: Milano, Via Paleocapa n. 3
Share capital: EUR 614,238,333.28 fully paid in.
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

FIRST HALF REPORT TO JUNE 30, 2010

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the first half report to June 30, 2010 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A. as well as being published on the website www.mediaset.it.
Any points raised by the Board of Statutory Auditors and the report prepared by the Independent Auditors will be made available within the term set by Consob regulations in force.


GRUPPO
MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: HALF-YEAR FINANCIAL REPORT

Mediaset S.p.A. would like to inform you that the Half-Year Financial Report was published today. The Report is available for consultation at the registered office of the company, on the corporate website at www.mediaset.it/investor/documenti/2010/bilanci_en.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, August 6th, 2010

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
www.mediaset.it/investor

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RECEIVED
2010 SEP -3 A 7:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MEDIASET GROUP

HALF-YEAR REPORT AS AT 30 JUNE 2010

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share Capital Euros 614,238,333.28 fully paid up

Tax Code, VAT number and inscription number in the
Milan Enterprises Register: 09032310154

Website: www.mediaset.it

INDEX

CORPORATE BODIES

Board of Directors	**Chairman**	Fedele Confalonieri
	Vice Chairman	Pier Silvio Berlusconi
	Managing Director	Giuliano Adreani
	Directors	Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Mauro Crippa
		Bruno Ermolli
		Luigi Fausti
		Marco Giordani
		Alfredo Messina
		Gina Nieri
		Niccolò Querci
		Carlo Secchi
		Attilio Ventura
Executive Committee		Fedele Confalonieri
		Pier Silvio Berlusconi
		Giuliano Adreani
		Gina Nieri
Internal Controls Committee		Carlo Secchi (*Chairman*)
		Alfredo Messina
		Attilio Ventura
Compensation Committee		Bruno Ermolli (*Chairman*)
		Paolo Andrea Colombo
		Attilio Ventura
Corporate Governance Committee		Attilio Ventura (*Chairman*)
		Paolo Andrea Colombo
		Carlo Secchi
Board of Statutory Auditors	**Chairman**	Alberto Giussani
	Active Auditors	Francesco Vittadini
		Silvio Bianchi Martini
	Substitute Auditors	Mario D'Onofrio
		Antonio Marchesi
External Auditing Company		Reconta Ernst & Young S.p.A.

MEDIASET GROUP: FINANCIAL HIGHLIGHTS

Main Income Statement Data

2009 full year			1H 2010		1H 2009	
mio €	%		mio €	%	mio €	%
3,882.9	100%	Total net Revenues (1)	2,277.8	100%	1,951.7	100%
3,228.8	83.2%	Italy (1)	1,817.2	79.8%	1,631.6	83.6%
656.3	16.9%	Spain	461.0	20.2%	320.8	16.4%
601.5	100%	Operating Profit (1)	485.2	100%	374.4	100%
478.7	79.6%	Italy (1)	339.0	69.9%	280.5	74.9%
122.8	20.4%	Spain	146.3	30.2%	93.9	25.1%
448.4	11.5%	Profit before Tax and Minority Interest (1)	454.8	20.0%	316.5	16.2%
272.4	7.0%	Group Net Profit	241.6	10.6%	180.8	9.3%

Main Balance Sheet and Financial Data

31st December 2009		30th June 2010	30th June 2009
mio €		mio €	mio €
4,090.3	Net Invested Capital	4,090.9	4,198.5
2,583.3	Total Shareholders' Equity	2,614.6	2,437.5
2,331.8	Group shareholders' Equity	2,370.7	2,233.3
206.5	Minorities Shareholders' Equity	243.9	204.2
(1,552.0)	Net Financial Position	(1,476.3)	(1,761.0)
1,627.2	Operating Cash Flow	928.4	804.0
1,319.4	Investiments	534.6	478.3
431.8	Dividens paid by the Parent Company	250.0	431.9
102.8	Dividens paid by Subsidiares	23.6	102.7

Personnel

2009 full year			1H 2010		1H 2009	
	%			%		%
5,834	100.0%	Mediaset Group Personnel (headcount)	5,779	100.0%	5,896	100.0%
4,727	81.0%	Italy	4,680	81.0%	4,752	80.6%
1,107	19.0%	Spain	1,099	19.0%	1,144	19.4%
6,095	100.0%	Mediaset Group Personnel (average)	5,779	100.0%	6,322	100.0%
4,956	81.3%	Italy	4,677	80.9%	5,170	81.8%
1,139	18.7%	Spain	1,102	19.1%	1,152	18.2%

Main Indicators

2009 full year		1H 2010	1H 2009
15.5%	Operating Profit/Net Revenues	21.3%	19.2%
14.8%	Italy	18.7%	17.2%
18.7%	Spain	31.7%	29.2%
11.5%	Pre-Tax and Minority Interest/Net Revenues	20.0%	16.2%
7.0%	Net Profit/Net Revenues	10.6%	9.3%
0.24	Earning per Share (EUR)	0.21	0.16
0.24	Diluted Earning per Share (EUR)	0.21	0.16

FOREWORD

This Half-Year Financial Report, which was drawn up pursuant to article 154-ter of the Legislative Decree 58/1998, contains the *Interim Report on Operations*, the *Condensed Half-Year Consolidated Financial Statements* and the *Attestation required by article154-bis of the Legislative Decree 58/98.*

The Half-Year Condensed Financial Statements were prepared in conformity with the IAS/IFRS (International Accounting Standards/International Financial Reporting Standards) that are applicable pursuant to EC Regulation number 1606/2002 of the European Parliament and Council of 19 July 2002 and, specifically, with IAS 34 – *Interim Financial Reporting*, as well as with the measures issued in actuation of article 9 of the Legislative Decree 38/2005

The structure and content of the reclassified consolidated accounting tables contained in the Interim Report on Operations and the obligatory layouts included in this Report are in line with those produced at the time of the Year Financial Statements.

The explanatory notes have been drawn up in conformity with the minimum contents laid down by *IAS 34 – Interim Financial Reporting*, while also taking into account the measures given by Consob (Italian SEC) in its Communication n° 6064293 of 28 July 2006. Therefore, the informational contents of this Report are not the same as those for a fully completed set of Financial Statements, drawn up pursuant to IAS 1.

INTERIM REPORT ON OPERATIONS AT 30 JUNE 2010

Summary of Group Results

During the first half of the current financial year the general economic picture has continued to be characterised by many opposing signs that do not seem to contribute to any reduction of the widespread uncertainty regarding the times and the methodologies of an ending to the recession.

On the one hand the signs given by GDP growth rates in the opening months of the year were mainly positive, even if the highest growth rates were for developing countries, with lower ones in the main Western economies. These data, even if they were together with unemployment figures in the OECD area that were the highest in the post-war period, allow us to foresee a scenario of a slow but progressive upturn.

On the other hand, the Greek crisis, that had been, in fact, latent since the start of the year drastically upset the balance of the forecasts that were gradually being built up after the Lehman Bros crash, causing the Euro to drop immediately and a quick repositioning of the economic and monetary policies of the EU countries.

However, in this context there have come to fruition, above all in Italy, the signs of an upturn in the advertising market that was already outlined during the first quarter. Benefiting in Italy from this greater dynamism and in Spain from the new regulatory situation regarding the advertising intake that went into force from the beginning of 2010, the Group which, in the same period of the previous year, was so negatively impacted by the very worst phase of the economic crisis,

achieved significant increases in the advertising intake in both geographical markets and, consequently, decisive growth in its financial results for the period, as summarised below:

- ***Consolidated Net Revenues*** reached ***2,277.8 million Euros***, increasing by ***16.7%.***
- ***The Operating Result (EBIT)*** amounted to ***485.2 million Euros,*** with an increase of 29.6% compared to the 374.4 million Euros recorded in the first half of the previous year. The ***operating profitability*** arrived at **21.3%,** compared to 19.2% recorded in the same period of 2009.
- The ***profit from continuing operations, before taxes and minorities,*** amounted to ***454.8 million Euros*** compared to the 316.5 million Euros at 30 June 2009, also benefiting from the notable reduction of the financial charges and the improvement of the results of the companies participated in.
- The ***net profit belonging to the Group*** amounted to ***241.6 million Euros***, increasing by 33.7% compared to the 180.8 million Euros of first half-year 2009.
- The ***net consolidated financial position*** went from –1,552.0 million Euros at 31 December 2009 to ***–1,476.3 million Euros*** at 30 June 2010 due to the notable free cash flow generated in the period of ***373.3 million Euros,*** growing hugely compared to the 121.5 million Euros for the same period of 2009, which more than compensated for the disbursements linked to the distribution of dividends.

Trend of operations by geographical area: Italy

- In the first six months of 2010 the ***Consolidated Net Revenues*** from the Group's activities in Italy reached **1,817.2** million Euros, recording a growth of 11.4% compared to the same period of the previous year, due both to the higher advertising revenues and by the big increase in those relative to the activity of Mediaset Premium.
- The gross **advertising intake** on the Mediaset networks amounted to **1,442.5** million Euros, recording a growth of 5.3% compared to the same period of the previous year. The figure relative to the overall advertising intake, also including the sale of advertising space on other means in concession from the Group, mainly consisting of the other digital television channels both free to air and pay TV, recorded in the same period a higher growth rate of 6.8%. The data for the half-year being looked at reflect, in spite of the significant discontinuity that can still be found in the main economic indicators, e.g. consumer confidence and consumption trends, the progressive establishment of a market phase that is characterised by an appreciable increase in the propensity towards advertising investments by many merchandise sectors. In this context the performances of the Group's two advertising concessionaires have, in any case, yet again been higher than those of the rest of the market. Based on the data estimated by *Nielsen* relative to the first five months of the year, the overall advertising investments have actually recorded in that period a growth rate of 3.8%. Once again, Publitalia confirms its role of market leader. In fact, net of its results, the main registered trend falls down to 2.1%.
- ***The total television costs,*** have been kept, even in the presence of a digital multi-channel offer that has been further increased, in line with those recorded in the first half-year 2009, without prejudicing the audience results.

- The characteristic revenues of ***Mediaset Premium*** consisting of prepaid cards, recharges and easy pay subscriptions, recorded a significant increase, going from 148.3 million Euros for first half-year 2009 to **229.7** million Euros of 2010. Active customers at 30 June 2010 were about 4.4 million compared to the 3.7 at 31 December 2009 and to about 3.6 million for the same period of the previous year. Due to the continuous growth of the total revenues generated by this area, the operating loss of Mediaset Premium reduced significantly compared to the same period of 2009, arriving at an operating breakeven in the second quarter.
- ***The Operating Result (EBIT)*** for the total Italian activities amounted to ***339.0 million Euros***, compared to the 280.5 million Euros at 30 June 2009. The ***operating profitability***, at the end of the first six months was ***18.7%*** compared to 17.2% in 2009.

The ***total audience*** during the 24-hour period in the first six months of 2010 was 10 million and 75 thousand persons only slightly higher than the same period of 2009.

The Mediaset Networks, in the period being looked at, achieved 36.1% of share in the 24-hour period, 36.3% in Day Time and 35.5% in Prime Time. Considering the contributions of the networks viewable in DTT both free and pay TV (Boing, Iris and Premium Calcio), the total share of the Mediaset networks reached 38.2% in the 24-hour period and 37.7% in Prime Time.

In detail the results that were achieved by the individual networks, in the period that is being looked at, were the following:

(Source: Auditel)

30th June 2010	Individuals			Commercial Target		
	24 hours	Prime Time	Day Time 7:00-2:00	24 hours	Prime Time	Day Time 7:00-2:00
	19.5%	19.3%	19.6%	21.1%	21.5%	21.0%
	9.2%	8.7%	9.3%	10.9%	10.0%	11.2%
	7.4%	7.5%	7.4%	6.8%	6.5%	6.8%
TOTAL GENERALIST NETWORKS	**36.1%**	**35.5%**	**36.3%**	**38.8%**	**38.0%**	**39.0%**
Boing IRIS CALCIO	2.1%	2.2%	1.9%	2.0%	2.3%	2.0%
MEDIASET	**38.2%**	**37.7%**	**38.2%**	**40.8%**	**40.3%**	**41.0%**

Regarding its commercial target, the Group maintains the leadership of the three generalist networks both in the 24-hour period and in Day Time and, excluding the evenings with matches of the World Cup 2010, also in Prime Time. In all the time ranges, Canale 5 confirmed itself as the most viewed network ahead of its main competitor by 3.9 points of share in the 24-hour period, by 4.2 points in Day Time and by 17 points in Prime Time, which become 3.7 points excluding the World Cup impact.




30th June 2010
% COMMERCIAL TARGET SHARE 15-64 years old
40.8
36.9
41
36.4
40.3
40.6
41.5
39.7
24 hours
Day Time
Prime Time
Prime Time (not including FIFA World Cup)
Mediaset
RAI

Between them the couple Canale 5 – Italia 1 is in first place for children of 4 to 14 and young people of 15 to 34.

Regarding the Spring "guarantee" period the Mediaset Networks achieved an audience share of 37.1% in the 24-hour period, of 37.0% in Day Time and of 36.9% in Prime Time. Considering the contribution of the digital channels the total share in the 24-hour period was 39.1%, 38.9% in Day Time and 39.3% in Prime Time.

During the same period Mediaset retained its leadership regarding the commercial target (15-64 years) in all three of the time ranges, compared to its main competitor, achieving 42.3% in Prime Time, 42.0% in the 24-hour period and 41.8% in Day Time, confirming Canale 5 as the first network and Italia 1 as third in all of the time ranges, sharing the third position with RaiDue in Prime Time.


GUARANTEE PERIOD: SPRING 2010
(not including Sanremo Italian Song Festival 14-20 February)
42
36.5
41.8
36.2
42.3
39.1
24 hours
Day Time
Prime Time
Mediaset
RAI

In the following table there are shown the broadcasted hours of each of the Mediaset networks in the first six months of 2010.

Mediaset Networks - Broadcasted programmes - 1H 2010

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	295	6.8%	689	15.9%	1,111	25.6%	2,094	16.1%
Tv Movie	168	3.9%	184	4.2%	108	2.5%	461	3.5%
Mini-series	89	2.0%	-	0.0%	69	1.6%	158	1.2%
Telefilm	322	7.4%	1,076	24.8%	1,412	32.5%	2,810	21.6%
Tv Romance	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Sit-com	35	0.8%	323	7.4%	42	1.0%	400	3.1%
Soap	135	3.1%	-	0.0%	68	1.6%	202	1.6%
Telenovelas	22	0.5%	23	0.5%	151	3.5%	196	1.5%
Cartoons	-	0.0%	588	13.5%	-	0.0%	588	4.5%
Total TV Rights	**1,066**	**24.5%**	**2,883**	**66.4%**	**2,961**	**68.2%**	**6,910**	**53.0%**
News	822	18.9%	406	9.3%	439	10.1%	1,667	12.8%
Information programmes	744	17.1%	90	2.1%	136	3.1%	970	7.4%
Sport programmes	-	0.0%	51	1.2%	55	1.3%	106	0.8%
Event	4	0.1%	89	2.0%	5	0.1%	98	0.8%
Entertainment:	1,572	36.2%	547	12.6%	457	10.5%	2,576	19.8%
Culture	20	0.5%	165	3.8%	113	2.6%	298	2.3%
Teleshopping	116	2.7%	113	2.6%	178	4.1%	407	3.1%
Total in-house productions	**3,278**	**75.5%**	**1,461**	**33.6%**	**1,383**	**31.8%**	**6,122**	**47.0%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**13,032**	**100.0%**

Mediaset Networks - Broadcasted programmes - 1H 2009

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	186	4.3%	737	17.0%	1,059	24.4%	1,982	15.2%
Tv Movie	143	3.3%	189	4.4%	113	2.6%	446	3.4%
Mini-series	73	1.7%	37	0.9%	55	1.3%	164	1.3%
Telefilm	320	7.4%	945	21.8%	1,288	29.7%	1,265	9.7%
Tv Romance	8	0.2%	-	0.0%	-	0.0%	8	0.1%
Sit-com	39	0.9%	364	8.4%	19	0.4%	422	3.2%
Soap	134	3.1%	-	0.0%	224	5.2%	358	2.7%
Telenovelas	-	0.0%	18	0.4%	224	5.2%	243	1.9%
Cartoons	-	0.0%	662	15.2%	-	0.0%	662	5.1%
Total TV Rights	**903**	**20.8%**	**2,952**	**68.0%**	**2,982**	**68.6%**	**6,837**	**52.5%**
News	837	19.3%	566	13.0%	476	11.0%	1,879	14.4%
Information programmes	799	18.4%	87	2.0%	156	3.6%	1,042	8.0%
Sport programmes	-	0.0%	34	0.8%	72	1.7%	106	0.8%
Event	9	0.2%	75	1.7%	15	0.3%	98	0.8%
Entertainment:	1,663	38.3%	529	12.2%	399	9.2%	2,591	19.9%
Culture	38	0.9%	1	0.0%	90	2.1%	130	1.0%
Teleshopping	95	2.2%	100	2.3%	154	3.5%	350	2.7%
Total in-house productions	**3,441**	**79.2%**	**1,392**	**32.0%**	**1,362**	**31.4%**	**6,196**	**47.5%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**13,032**	**100.0%**

Trend of operations by geographical area: Spain

- At 30 June 2010, the ***Consolidated Net Revenues of the Telecinco Group*** reached ***461.0 million Euros,*** recording an increase of 43.7%, compared to the same period of the previous year.
- The ***television advertising revenues*** arrived at ***423.3 million Euros,*** recording a growth of 39.2%, compared to those achieved in the same period of 2009. Obviously, this result is being compared with the extremely negative period of the first half of the previous financial year and it reflects the impacts on the Spanish advertising market, as a result of the entry into force of the Law 8/2009, which, from 2010 impedes the public TV broadcaster RTVE from selling advertising space in its programs. On the basis of *Infoadex* data, advertising investments in Spain in the first half of 2010 grew up by 7.4% comparing to the same period of the past year, and reaching a total amount of 1,311.3 million Euros, which represents a stake of 48.9% of the main advertising market. In this market Telecinco preserves its leading position with a 32.4% stake.
- ***The Operating Result*** amounted to ***146.3 million Euros***, compared to the ***93.9 million Euros*** for the same period of 2009, with an ***operating profitability*** amounting to 31.7% compared to the 29.3% of 2009, which is confirmed the highest among the European television groups.
- The television offer of the Telecinco Group, also including the channels La Siete and Factoria De Ficcion, ended the first half-year of 2010 with an ***average audience share*** on total viewers in the 24-hour period of 17.2%, ahead of Antena 3 (15.1%) and confirming itself the leader among the commercial television broadcasters for the period. Also in ***Prime Time***, Telecinco holds the national leadership among the private broadcasters recording an average share of 17.1%. The exclusive broadcasting of Spanish football team matches during the Fifa World Cup competition allowed therefore Telecinco to obtain the absolute audience leadership even in the month of June.
- Regarding the ***commercial target***, Telecinco achieved 18.0% in the 24-hour period with 2.2 points of share ahead of Antena 3 and maintaining itself as the leader among the private television networks.

(Source: Sofres)

	AUDIENCE SHARE AS AT 30th JUNE 2010	
	Individuals	**Commercial Target**
24 hours	17.2%	18.0%
Prime Time	17.1%	17.6%
Day Time	17.2%	18.3%

The free channels offered by Telecinco on digital terrestrial, *La Siete* (7) and *Factoria De Ficcion* (FDF), at 30 June 2010 each obtained respectively an audience of 1.4% and 1.5% in the 24-hour period.

The following table shows the contents of the programmes broadcast by Telecinco during the first half of the year and it highlights, compared to the same period of the previous year, the further growth of the self-produced part of them.

Telecinco Broadcasted contents (hours)	1H 2010		1H 2009		Changes	
Film	202	4.7%	266	6.1%	(64)	-24.1%
TV Movies, Mini-series and Telefilm	180	4.1%	275	6.3%	(95)	-34.5%
Cartoons	151	3.5%	124	2.9%	27	21.8%
Total TV Rights	**534**	**12.3%**	**665**	**15.3%**	**(132)**	**-19.8%**
Quiz-game-show	830	19.1%	1,133	26.1%	(303)	-26.7%
Sport	40	0.9%	60	1.4%	(20)	-33.3%
Documentaries and others	2,152	49.5%	1,308	30.1%	844	64.5%
News	648	14.9%	793	18.3%	(145)	-18.3%
Fiction	114	2.6%	371	8.5%	(257)	-69.3%
Others	26	0.6%	14	0.3%	12	85.7%
Total in-house productions	**3,810**	**87.7%**	**3,679**	**84.7%**	**131**	**3.6%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**-**	**0.0%**

Significant events occurred during the first half

On **21 January 2010**, there was finalised the placement of the unrated **bond issue**, which was reserved only for qualified investors for a nominal overall amount of rated 300 million Euros, with a duration of 7 years, resolved upon by the Board of Directors of Mediaset S.p.A. on 15 December 2009. The value of the actual requests amounted to about 1.3 billion Euros, which was more than 4 times that of the bonds offered. The placement operation was handled by Banca IMI, BNP Paribas and Deutsche Bank, as joint lead managers. The bond issue, traded on the Luxembourg Stock Exchange, had the following characteristics:

- single denomination of EUR 50,000 and multiples of EUR 1,000 up to EUR 99,000;
- maturity date: 1 February 2017;
- annual gross coupon: 5%;
- issue price: 99.538%.

This bond issue has enabled the Mediaset Group to extend the average due dates of its debt.

On **14 April 2010** Gestevision Telecinco S.A. and Promotora de Informaciones S.A. (Prisa Group), jointly with "Mediaset S.p.A." and Sogecable, S.A.U. ("Sogecable"), following up on the agreement signed on 18 December 2009, signed the framework contract to establish the process, the timetable, the terms with which the parties will carry out the operation of integration into Telecinco of the free-to-air commercial television activities of Sogecable (Cuatro) and the acquisition by Telecinco of an equity investment of 22% of "DTS Distribuidora de Television Digital S.A." ("Digital+"), as well as agreements between the shareholders of Digital Plus and also some commercial agreements.

Specifically, Telecinco will carry out a Share Capital increase, against payment, for 500 million Euros with an option right. Prisa, for the contribution of its free television assets, will receive newly issued shares equivalent to a maximum of the18.337% of the Share Capital of Telecinco and cash for 491.1 million Euros. At the end of these operations the interest of the Mediaset Group in Telecinco will go down to about 41%. Prisa will be represented in the Board of Directors of Telecinco in proportion to its shareholding. The Mediaset Group, still maintaining a controlling stake, will maintain the majority of the members of the Board.

As for today, the closing of the agreement is subjected to the authorization by the Comision Nacional de Competencia (CNC), which started the second step of the verification procedures on 30 June 2010. This step is due to end at the end of August.



Analyses of the results by geography and activities

Below there are given the analyses of the Consolidated Income Statement, Balance Sheet and Financial Situation, showing separately the contributions made to the Group results by the two geographical activity areas of Italy and Spain, as well as the breakdown of the revenues and the operating results of the main business activity segments that are included in these areas.

The form and contents of the tables of the Income Statement, Balance Sheet and Financial Situation that are shown below are the same as those that were given in the Report on Operations of the Year Consolidated Financial Statements and, therefore, they are shown in a reclassified format compared to those contained in the successive Financial Statement Tables, for the purpose of highlighting some interim levels of the results and the Balance Sheet and Financial Situation groupings that are believed to be the most significant ones, in order to be able to truly understand the operating performances of the Group and its individual Business Units. For these balances, even if they are not foreseen, there are also supplied, in conformity with the indications contained in the Consob (Italian SEC) Communication number 6064293 of 28 July 2006 and in the Recommendation of the CESR (Committee of European Securities Regulators) of 3 November 2005 (CESR/o5-178b) regarding alternative performance indicators, i.e. "*Non GAAP Measures*", the descriptions of the criteria used in preparing them and the appropriate notes regarding the references for the items contained in the obligatory tables.

The information included into the Income Statement, the cash flow statement and the financial position is given for the first half-years of 2010 and 2009. The Balance Sheet information is supplied for the relative situations at 30 June 2010 and at 31 December 2009.

Financial results

In the following Consolidated Income Statement table by type there are shown the interim results relative to the gross operating margin (EBITDA – Earnings Before Interest, Tax, Depreciation and Amortisation), to the Operating result from normal operations and to the Operating Result (EBIT - Earnings Before Interest and Tax).

EBITDA is the difference between the Consolidated net revenues and the operating costs, gross of the non-monetary costs relative to Depreciation, Amortisation and Write-downs, net of any restatement of the values, of both current and non-current assets

The Operating Result *(EBIT)* is obtained by deducting from the *EBITDA* the non-monetary costs relative to *Depreciation, Amortisation and Write-downs*, net of any restatement of the values, of both current and non-current assets.

As already pointed out in the preceding Reports the valuation, using the net equity method, of the equity investment of 33.3% in Edam is posted by geographical segment into the Income Statement of the Spain Area, because this equity investment is owned by Mediacinco Cartera, a company that is consolidated, on a line-by-line basis, into Gestevision Telecinco.

(values in million Euros)

Mediaset Group: Income statement	1st Half		2nd Quarter	
	2010	2009	2010	2009
Total consolidated net revenues	**2,277.8**	**1,951.7**	**1,158.3**	**999.3**
Personnel expenses	267.0	259.9	137.7	131.0
Purchases, services, other costs	926.6	767.4	449.7	376.2
Operating costs	**1,193.5**	**1,027.2**	**587.4**	**507.2**
EBITDA	**1,084.2**	**924.5**	**570.9**	**492.1**
Rights amortisations	515.5	480.0	237.1	221.0
Other amortisations and depreciations	83.5	70.1	48.1	35.2
Amortisations and depreciations	**599.0**	**550.1**	**285.2**	**256.2**
EBIT	**485.2**	**374.4**	**285.7**	**235.9**
Financial income/(losses)	(7.8)	(19.9)	(2.8)	(5.8)
Income/(expenses) from equity investments	(22.6)	(37.9)	(11.3)	(27.1)
EBT	**454.8**	**316.5**	**271.6**	**203.1**
Income taxes	(157.4)	(101.2)	(97.6)	(64.9)
Net profit from continuing operations	**297.5**	**215.3**	**174.1**	**138.2**
Net profit from discontinued operations	-	(0.5)	-	(1.0)
Minority interests in net profit	(55.8)	(34.0)	(25.3)	(16.4)
Mediaset Group net profit	**241.6**	**180.8**	**148.7**	**120.8**

In the following table there are shown some significant components of the Group Income Statement, expressed as percentages of the consolidated net revenues.

	1st Half		2nd Quarter	
	2010	2009	2010	2009
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	52.4%	52.6%	50.7%	50.8%
EBITDA	**47.6%**	**47.4%**	**49.3%**	**49.2%**
Amortisation, depreciation and write-downs	26.3%	28.2%	24.6%	25.6%
EBIT	**21.3%**	**19.2%**	**24.7%**	**23.6%**
EBT	**20.0%**	**16.2%**	**23.4%**	**20.3%**
Mediaset Group net profit	**10.6%**	**9.3%**	**12.8%**	**12.1%**
Tax rate (EBT %)	34.6%	32.0%	35.9%	31.9%

There follows below an analysis of the Income Statement showing separately, at operational level, the financial contributions generated by the two geographical areas of Italy and Spain. It is highlighted that in order to show the summarised contribution to the Group results in the two geographical areas the Income Statement is shown already net of the amount relative to the dividends received from Gestevision Telecinco.

Analyses by geographical areas: Italy

Below there is shown the Summarised Income Statement of the Mediaset Group, relative to the domestic activities:

(values in million Euros)

Italy: Income statement	1st Half		2nd Quarter	
	2010	**2009**	**2010**	**2009**
Total consolidated net revenues	**1,817.2**	**1,631.6**	**909.3**	**838.5**
Personnel expenses	228.0	220.4	117.8	112.0
Purchases, services, other costs	728.3	654.1	331.3	315.6
Operating costs	**956.3**	**874.5**	**449.1**	**427.6**
EBITDA	**860.9**	**757.1**	**460.2**	**410.9**
Rights Amortisations	443.2	410.7	199.9	191.9
Others amortisations and depreciations	78.7	65.9	44.8	33.3
Amortisations and depreciations	**521.9**	**476.6**	**244.7**	**225.2**
EBIT	**339.0**	**280.5**	**215.5**	**185.7**
Financial income/(losses)	(12.7)	(20.9)	(6.0)	(6.7)
Income/(expenses) from equity investments	(2.1)	1.1	(2.1)	0.4
EBT	**324.2**	**260.6**	**207.4**	**179.3**
Income taxes	(129.3)	(101.2)	(79.5)	(70.1)
Net profit from continuing operations	**194.9**	**159.4**	**128.0**	**109.3**
Net profit from discontinued operations	-	(0.5)	-	(1.0)
Minority interests in net profit	(3.5)	(3.5)	(1.7)	(0.3)
Mediaset Group net profit	**191.5**	**155.3**	**126.3**	**108.0**

In the following table there are shown some significant components of the Income Statement, expressed as percentages of the Consolidated Net Revenues.

	1st Half		2nd Quarter	
	2010	**2009**	**2010**	**2009**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	52.6%	53.6%	49.4%	51.0%
EBITDA	**47.4%**	**46.4%**	**50.6%**	**49.0%**
Amortisation, depreciation and write-downs	28.7%	29.2%	26.9%	26.9%
EBIT	**18.7%**	**17.2%**	**23.7%**	**22.1%**
EBT	**17.8%**	**16.0%**	**22.8%**	**21.4%**
Mediaset Group net profit	**10.5%**	**9.5%**	**13.9%**	**12.9%**
Tax rate (EBT %)	39.9%	38.8%	38.3%	39.1%

In the following tables there are shown, for the two comparable periods, the contribution to the Revenues and to the Operating Result of the activities in Italy, at ***operation segments*** level, identified based on the characteristics of the products and services offered and of the active and/or internal reference markets and also taking into account their quantitative relevance.

The segments that are shown in the tables are the following ones:

- ***TV Free To Air***, which is the Group's traditional *core business* and includes the activities relative to the advertising intake and the creation of the programme schedules of the three national generalist networks, which are currently transmitted using analogical technology and the owned Free to Air channels that are transmitted using DTT technology.



- ***Mediaset Premium,*** relative to the television programmes and events, offered on a payment basis, which are identified with the brand of the same name.
- ***Network Operator***, which is the activities linked to the managing of the transmission networks, used for the transporting and broadcasting of the analogical signal of the owned Free to Air channels and of the transmission platforms using DTT, i.e. *multiplex*, including the network that is open to the leading mobile phone operators to be used as a vehicle for the offer of DTT on a mobile basis using DVB-H technology.
- ***Other activities*** that are ancillary to the main one, such as multimedia, non-television advertising concessions, *teleshopping*, publishing activities, licensing and merchandising, movie production and distribution, which is headed by Medusa Film, and the production and commercialising of movies, mini-series and television fiction, headed by TaoDue S.r.l.

Revenues	1st Half				2nd Quarter			
Business segments breakdown	2010	2009	*EUR mln*	%	2010	2009	*EUR mln*	%
Free-to-air tv	1,278.8	1,215.4	63.3	*5.2%*	673.3	640.7	32.6	*5.1%*
Mediaset Premium	393.9	269.2	124.7	*46.3%*	179.1	130.2	48.9	*37.6%*
Network Operator	98.7	111.3	(12.6)	*-11.3%*	47.9	52.6	(4.6)	*-8.7%*
Other	188.7	184.8	3.9	*2.1%*	79.1	76.6	2.5	*3.3%*
Infra-segment Eliminations	(143.0)	(149.1)	6.1	*4.1%*	(70.3)	(61.5)	(8.8)	*-14.3%*
Total	**1,817.2**	**1,631.6**	**185.6**	***11.4%***	**909.2**	**838.5**	**70.7**	***8.4%***

Operating Profit	1st Half				2nd Quarter			
Business segments breakdown	2010	2009	*EUR mln*	%	2010	2009	*EUR mln*	%
Free-to-air tv	339.5	276.4	63.2	*22.9%*	206.5	182.1	24.4	*13.4%*
Mediaset Premium	(8.8)	(20.8)	12.0	*57.7%*	0.2	(6.7)	6.9	*102.3%*
Network Operator	(4.1)	18.4	(22.4)	*-122.1%*	(4.6)	5.6	(10.2)	*-181.3%*
Other	18.1	19.7	(1.6)	*-8.0%*	13.5	1.6	11.9	*n.s.*
Infra-segment Eliminations and Adjustments	(5.8)	(13.1)	7.3	*55.7%*	(0.1)	3.2	(3.3)	*-103.1%*
Total	**339.0**	**280.5**	**58.5**	***20.8%***	**215.5**	**185.7**	**29.8**	***16.0%***

The Revenues and the Results for each segment are shown gross of the inter-segment transactions, which are shown separately in the abovementioned reconciliation tables. These transactions, wich are further detailed in the reconciliation table shown on the subsequent note 13 ("Segment report"), are relative to the selling of assets and to the evaluation of services rendered, or received, between the differing business units.

Specifically, the *inter-segment transactions* mainly refer to the following items:

- Revenues generated by the Network Operator business unit, relative to the exploitation of the usage of the analogical transmission network by the free to air channels and of the transmission capacity of the DTT multiplexes, which are used for transmitting Mediaset Premium, and of the free to air channels transmitted in DTT mode.

- The internal revenues and margins, which are the subject of adjustments at the time of consolidation, generated by the sale by Medusa Film and Taodue, respectively, business units that are included among the *Other activities*, of the exploitation of the *free to air* or *pay* rights and of television films and fiction.

In the following analysis there are shown the Income Statement tables for each one of the individual activity segments.

(values in million Euros)

Free to Air	2010	1st Half 2009	% changes	2010	2nd Quarter 2009	% changes
Mediaset Networks gross advertising revenues	1,442.5	1,369.5	5.3%	763.2	723.8	5.4%
Multichannell gross advertising revenues	11.8	4.1	189.3%	6.4	2.0	n.s.
Other television revenues	40.9	45.9	-10.9%	18.5	22.8	-18.9%
Agency discounts	(216.5)	(204.1)	-6.1%	(114.8)	(108.0)	-6.3%
Total Revenues	**1,278.8**	**1,215.4**	**5.2%**	**673.3**	**640.7**	**5.1%**
Personnel costs	189.1	182.8	3.4%	97.9	92.9	5.4%
Operating costs	402.6	389.3	3.4%	187.2	177.2	5.6%
TV Rights amortisations	283.3	297.1	-4.6%	143.7	146.7	-2.0%
Other amortisations and depreciations	21.2	29.6	-28.5%	11.3	15.7	-27.7%
Intra-segment operating costs	43.1	40.2	7.2%	26.6	26.2	1.5%
Total costs	**939.2**	**939.1**	**0.0%**	**466.8**	**458.6**	**1.8%**
Operating Profit	**339.5**	**276.4**	**22.9%**	**206.5**	**182.1**	**13.4%**
% on revenues	26.6%	22.7%		30.7%	28.4%	

The higher result of the ***TV Free to air*** Business Unit mainly reflects the positive change in the advertising intake, already commented on previously, while the television costs, inclusive of amortisation, depreciation and write-downs, were kept in line with those of the previous year.

It is highlighted that the item *Other revenues from television activity,* includes inter-segment revenues amounting to 2.0 million Euros (0.6 million Euros for the same period of 2009). The *inter-segment costs* of the *TV Free to Air* Business Unit, on the other hand, mainly refer to the usage of the transmission network, net of the values gained for the usage of editorial contents, services and technical infrastructures that were supplied to other Business Units.

(values in million Euros)

Mediaset Premium	2010	1st Half 2009	% changes	2010	2nd Quarter 2009	% changes
Smart cards and subscriptions revenues	229.7	148.3	55.0%	114.6	76.1	50.6%
Gross advertising revenues	33.1	14.6	126.5%	16.4	7.4	122.9%
Other revenues	135.9	108.3	25.5%	50.6	47.8	5.9%
Intra-segment revenues	(4.8)	(2.0)	-137.0%	(2.4)	(1.1)	-128.7%
Total Revenues	**393.9**	**269.2**	**46.3%**	**179.1**	**130.2**	**37.6%**
Personnel costs	9.3	6.4	44.6%	(4.8)	3.3	45.1%
Operating costs	180.8	138.3	30.7%	85.6	74.7	14.6%
Other amortisations and depreciations	186.2	121.4	53.4%	78.7	51.5	52.8%
Intra-segment operating costs	26.4	23.7	11.4%	9.9	7.3	35.6%
Total costs	**402.7**	**289.9**	**38.9%**	**179.0**	**137.0**	**30.7%**
Operating Profit	**(8.8)**	**(20.8)**	**57.7%**	**0.2**	**(6.7)**	**102.3%**
% on revenues	-2.2%	-7.7%		0.1%	-5.2%	

The higher revenues of ***Mediaset Premium*** are mainly relative to the revenues from the initial sales of cards, recharges of them and Easy Pay that have reached **229.7** million Euros, compared to the 148.3 million Euros recorded in the same period of 2009. In the same period there was also recorded the growth of the other revenues relative to the advertising intake and to the incomes generated by the sale of Mediaset Premium events and contents to other platforms.

The progress of the revenues has enabled the achievement, in the second quarter of the year, of an operating breakeven, significantly limiting, at the level of the half-year number, the size of the operating loss compared to the one recorded in the same period of 2009, in a situation of cost dynamics within which there are highlighted the increased amortisation linked to the rights relative to the games of the main Italian clubs for the Serie A football season 2009-2010, which began starting from the third quarter of 2009 and the higher costs linked to the enlarging of the Gallery offer and to the acquisition of customers, because of a higher contribution of the Easy Pay component.

(values in million Euros)

Network Operator	1st Half 2010	1st Half 2009	% changes	2nd Quarter 2010	2nd Quarter 2009	% changes
Revenues towards third parties	25.5	45.2	-43.6%	10.4	19.7	-47.2%
Other revenues	3.0	3.3	-10.5%	1.4	1.6	-10.8%
Intra-segment revenues	70.3	62.8	11.8%	36.1	31.3	15.4%
Total Revenues	**98.7**	**111.3**	**-11.3%**	**47.9**	**52.6**	**-8.8%**
Personnel costs	18.9	18.3	3.1%	9.8	9.1	7.9%
Operating costs	52.4	48.0	9.2%	26.7	24.3	9.8%
Other amortisations and depreciations	31.5	26.6	18.3%	(16.0)	13.5	18.0%
Total costs	**102.8**	**92.9**	**10.6%**	**52.5**	**(47.0)**	**11.8%**
Operating Profit	**(4.1)**	**18.4**	**-122.1%**	**(4.6)**	**5.6**	**-181.3%**
% on total revenues	*-4.1%*	*16.5%*		*-9.5%*	*10.7%*	

The lower operating result mainly reflects the lack in 2010 of revenues coming from the renting of the digital multiplex allocated to mobile DTT.

(values in million Euros)

Other	1st Half 2010	1st Half 2009	% changes	2nd Quarter 2010	2nd Quarter 2009	% changes
Multimedia	11.3	13.0	-13.1%	4.8	5.7	-15.8%
Mediashopping	40.9	21.6	89.0%	13.4	11.5	16.8%
Production and distribution towards third parties	44.8	43.5	3.0%	17.2	17.9	-3.9%
Production and distribution intra-segment	70.7	85.7	-17.5%	32.2	29.7	8.4%
Other / Eliminations	21.0	20.9	0.5%	11.5	11.9	-3.4%
Total Revenues	**188.7**	**184.8**	**2.1%**	**79.1**	**76.6**	**3.3%**
Personnel costs	10.7	12.8	-16.2%	5.3	6.6	-19.7%
Operating costs	101.8	92.3	10.3%	36.7	43.7	-16.0%
Other amortisations and depreciations	53.5	57.0	-6.1%	21.0	24.2	-13.2%
Intra-segment operating costs	4.7	3.0	56.7%	2.7	0.5	n.s.
Total costs	**170.6**	**165.1**	**-3.4%**	**65.6**	**75.0**	**-12.5%**
Operating Profit	**18.1**	**19.7**	**-8.0%**	**13.5**	**1.6**	**n.s.**
% on revenues	*9.6%*	*10.6%*		*17.1%*	*2.1%*	

Revenues relating to production and distribution intra-segment refer to the sale of free-to-air and pay tv rights carried out by Medusa Film and to the production of movies and fictions made by Taodue for the sale and exploitation on Mediaset tv networks and booked on the basis of the stage-of-completion.

Within the item *Other revenues* there are included the revenues coming from international advertising concessions and sporting events billboard advertising and from the activity of licensing & merchandising.

The progress of the operating result on the total of these activities which, at the end of the first quarter, showed a negative change compared to the same period of 2009, recorded a strong recovery of margins in the second quarter mainly due to the higher inter-segment revenues from television rights and fiction, the value of which in the first quarter, compared to that of the previous year, was impacted by a timing difference situation caused by the different times when they started their running on television.

Analyses of the results by geographical areas: Spain

Below there is shown the Income Statement of the Spanish activities, which is the same as the consolidated data of the Telecinco Group.

(values in million Euros)

Spain: Income statement	1st Half		2nd Quarter	
	2010	**2009**	**2010**	**2009**
Total consolidated net revenues	**461.0**	**320.8**	**249.0**	**161.1**
Personnel expenses	39.0	39.4	19.8	19.0
Purchases, services, other costs	198.7	113.9	118.5	60.9
Operating costs	**237.7**	**153.4**	**138.3**	**79.9**
EBITDA	**223.3**	**167.4**	**110.7**	**81.2**
Rights Amortisations	72.3	69.3	37.2	29.1
Others amortisations and depreciations	4.8	4.2	3.4	1.9
Amortisations and depreciations	**77.1**	**73.5**	**40.5**	**31.0**
EBIT	**146.3**	**93.9**	**70.2**	**50.2**
Financial income/(losses)	4.9	1.0	3.2	0.9
Income/(expenses) from equity investments	(20.5)	(39.0)	(9.2)	(27.4)
EBT	**130.6**	**55.9**	**64.2**	**23.8**
Income taxes	(28.1)	-	(18.1)	5.2
Net profit from continuing operations	**102.6**	**55.9**	**46.1**	**28.9**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	4.8	6.3	2.5	4.0
Mediaset Group net profit	**107.4**	**62.2**	**48.5**	**32.9**

In the following table some of the most significant components of the Spanish activities Income Statement are expressed as percentages of the Consolidated Net Revenues.

	1st Half		2nd Quarter	
	2010	**2009**	**2010**	**2009**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	51.6%	47.8%	55.5%	49.6%
EBITDA	**48.4%**	**52.2%**	**44.5%**	**50.4%**
Amortisation, depreciation and write-downs	16.7%	22.9%	16.3%	19.2%
EBIT	**31.7%**	**29.3%**	**28.2%**	**31.2%**
EBT	**28.3%**	**17.4%**	**25.8%**	**14.8%**
Mediaset Group net profit	**23.3%**	**19.4%**	**19.5%**	**20.4%**
Tax rate (EBT %)	21.5%	0.0%	28.2%	n.s.

The following table shows the detail of the revenues of the Telecinco Group, highlighting the most significant components:

(values in million Euros)

	1st Half			2nd Quarter		
	2010	**2009**	**%**	**2010**	**2009**	**%**
Television advertising revenues	423.3	304.1	39.2%	229.1	154.8	48.0%
Other advertising revenues	19.2	5.3	n.s.	12.7	2.8	352.1%
Gross advertising revenues	**442.5**	**309.5**	**43.0%**	**241.7**	**157.6**	**53.4%**
Agency discounts	(20.5)	(14.6)	-40.2%	(10.9)	(7.9)	-37.6%
Net advertising revenues	**422.0**	**294.9**	**43.1%**	**230.9**	**149.7**	**54.2%**
Other revenues	39.0	25.9	50.5%	18.2	11.4	59.1%
Total net consolidated revenues	**461.0**	**320.8**	**43.7%**	**249.0**	**161.1**	**54.6%**

The progress and trend of the consolidated net revenues mainly reflects the high growth rate of ***39,2%*** compared to the first half-year 2009 of the ***television advertising revenues*** relative both to the Telecinco channel and to the digital channels La Siete and Factoria De Ficcion.

The ***other gross advertising revenues***, which include the advertising intake relative to other television channels in concession, to the Internet and to Teletext have recorded a significant increase, mainly relative to the advertising intake of third party television channels in concession starting from 2010.

The increase in the ***Other revenues,*** generated by the activities of movie rights and audiovisual contents distribution and by the incomes from the activities of merchandising and telephone traffic, reflect the good results coming from the distribution of the movie productions "Agora", "Celda 211" and "Spanish Movie" that has compensated for the drop in revenues from the telephone traffic due to the regulatory changes which reduced the consuption of that kind of product.

	1st Half			2nd Quarter		
	2010	2009	% changes	**2010**	2009	% changes
Operating costs	**314.7**	226.9	38.7%	**178.8**	110.9	-61.3%
Personnel expenses	39.0	39.4	1.1%	19.8	19.0	-4.3%
Purchases, services, other costs	198.7	113.9	-74.4%	118.5	60.9	94.6%
Rights amortisations	72.3	69.3	4.3%	37.2	29.1	27.8%
Other amortisations and depreciations	4.8	4.2	-13.0%	3.4	1.9	-78.2%

The ***total costs*** of the Telecinco Group recorded and increase of 38.7%, compared to those for the same period of the previous year. It is highlighted that, in the period being looked at, provisions were posted amounting to 3% of the gross advertising invoicing, calculated on the basis of the most prudential interpretation of the Law 8/2009 relative to the financing of Spanish Public Television RTVE. Net of this component and of the other provisions and usages of risks funds that took place during the two periods, the increase in the total costs arrived at 19.2%, a change that was mainly due to the higher costs relative to the programme schedules of the digital channels.

At 30 June 2010,the ***operating result*** of the Spanish area arrived at 146.3 million Euros, compared to the 93.9 million Euros of 2009, an improvement due to the new conditions of the advertising market referred to previously. The ***operating profitability*** was 31.7%, compared to 29.3% for the same period of the previous year.

Below there is given the analysis of the other components of the Income Statement, which has been carried out with reference to the overall Mediaset Group.

	1st Half			2nd Quarter		
	2010	2009	% changes	**2010**	2009	% changes
Financial (income)/losses	**-7.8**	-19.9	60.9%	**-2.8**	-5.8	52.2%

The lower financial charges, in the period being looked at, mainly reflects the reduction in the average cost of debt, due to the downward trend of the interest rates within the reference market.

	1st Half			2nd Quarter		
	2010	2009	% changes	**2010**	2009	% changes
Income/(expenses) from equity investments	**-22.6**	-37.9	40.4%	**-11.3**	-27.1	58.2%

The total overall loss in the Result from equity investments is lower than the same period of the previous year, mainly relative to the write-down of 12.3 million Euros carried out by Telecinco in the first half-year of 2009 on the equity investment of 35% held in Pegaso Television Inc. The Result from equity investments for the first half-year 2010, on the other hand, is impacted by the total write-off of 5 million Euros of the equity investment held in Ted TV Educational, after it was put into liquidation, and the incomes relative to the period from the subsidiary Capitolosette S.r.l., which heads up the activities of the management of the movie theatre chain pertaining to *The Space Cinema* network, which was constituted in July 2009 following the operation of combining the movie activities of Medusa and Warner.

Regarding the equity investment held in Edam in the half-year being looked at the Group's loss amounted to –20.7 million Euros (-22.9 million Euros in the first six months of 2009). In the first half-year 2010 Edam achieved net consolidated revenues amounting to 549.2 million Euros (583.1 million Euros in the same period of 2009) and a positive Gross Operating Margin (*EBITDA*) of 71.5 million Euros (96.90 million Euros in the first half of 2009). The net consolidated result take advantage of the reduction of financial losses (down from 101.5 million Euros to 63.7 million Euros) reaching -62 million Euros (-68.7 million Euros at 30 June 2009).

	1st Half			2nd Quarter		
	2010	2009	% changes	**2010**	2009	% changes
EBT	**454.8**	316.5	43.7%	**271.6**	203.1	33.8%
Income taxes	-157.4	-101.2	-55.5%	-97.6	-64.9	-50.4%
Tax Rate (%)	*34.6%*	*32.0%*		*-35.9%*	*-31.9%*	
Net profit from discontinued operations	0.0	-0.5	100.0%	0.0	-1.0	100.0%
Minority interests in net profit	-55.8	-34.0	-64.4%	-25.3	-16.4	-54.5%
Net profit	**241.6**	**180.8**	33.7%	**148.7**	**120.8**	23.1%

The financial result for the period is shown net of the ***Income Taxes,*** according to the reporting criteria that is laid down by IAS 34 and using the tax rate that is forecasted to be applicable at the closing date of the current financial year.

The ***net result from discontinued operations*** took in, in the first half-year of 2009, the income components regarding the management of multiplex cinemas that were sold on 30 June 2009.



The Balance Sheet and financial situations

Below there are given the tables of the Group Summary Balance Sheet and by geographical area, shown in a reclassified format for the purpose of highlighting the two macro groupings of ***Net Capital Invested*** and the ***Net Financial Position***, where this latter figure consists of the *Gross Financial Debt* reduced by *Cash and other available liquidity equivalents* and by *Other financial assets*. The details relative to the items in the Financial Statements that form part of the calculation of the *Net Financial Position* are shown in the following explanatory note number 11.

Therefore, these tables differ compared to the Balance Sheet layout that is contained in the obligatory tables of the Financial Statements, which are prepared according to the split between current and non-current assets and liabilities.

Within the item *Equity investments and other financial assets* there are included the assets inserted in the table of the *Balance Sheet and Consolidated Financial Situation* within the items called *Equity investments in affiliated and jointly controlled companies* and in *Other financial assets* limited, for this latter item to the *equity investments* and to the *non-current financial receivables*, with the exclusion of the *financial assets relative to coverage financial derivatives* that are included in the item *Net Working Capital* and *Other Assets/Liabilities*.

The item *Net Working Capital and other assets and liabilities* includes the *current assets*, with the exclusion of the *available liquidity and equivalents* and the *current financial assets* that are included in the *Net Financial Position*, the *assets and liabilities for prepaid and deferred taxes*, the *non-current assets available for sale*, the *funds for risks and charges, the payables to suppliers* and the *taxation payables*.

(values in million Euros)

Balance Sheet Summary	**30/06/2010**	**31/12/2009**
Film and television rights	2,516.1	2,598.0
Goodwill and differences arising from consolidation	512.4	512.4
Other tangible and intangible non current assets	995.5	956.8
Equity investments and other financial assets	268.2	233.8
Net working capital and other assets/(liabilities)	(98.5)	(110.3)
Post-employment benefit plans	(102.9)	(100.4)
Net invested capital	**4,090.9**	**4,090.3**
Group shareholders' equity	2,370.7	2,331.8
Minority interests	243.9	206.5
Total Shareholders' equity	**2,614.6**	**2,538.3**
Net financial position	**(1,476.3)**	**(1,552.0)**



Below there are shown separately, for the periods that are being looked at, the details of the Balance Sheet situations of the two geographical areas of Italy and Spain.

It is highlighted that the Balance Sheet situation relative to the *assets in Italy* includes, in the item ***Equity investments and other financial assets,*** the posted book value of the controlling interest owned in Gestevision Telecinco and the equity investment of 25% owned in Mediacinco Cartera, a company that owns an equity investment of 33.3% in the company Edam, consolidated on a line-by-line basis by Telecinco which, in its turn, owns a controlling interest in it of 75%. These equity investments are eliminated during consolidation. Consequently, in the Group Net Equity of the activities in Italy there are included the dividends received from Telecinco, which are not shown in the Income Statement by geographical area.

(values in million Euros)

Balance Sheet Summary (geographical breakdown)	Italy		Spain	
	30/06/2010	31/12/2009	30/06/2010	31/12/2009
Film and television rights	2,336.0	2,419.1	180.1	178.9
Goodwill and differences arising from consolidation	149.3	149.3	-	-
Other tangible and intangible non current assets	926.1	888.6	69.4	68.1
Equity investments and other financial assets	725.7	714.6	191.9	168.7
Net working capital and other assets/(liabilities)	(116.2)	(142.2)	17.7	31.9
Post-employment benefit plans	(102.9)	(100.4)	-	-
Net invested capital	**3,918.0**	**3,929.0**	**459.1**	**447.6**
Group shareholders' equity	2,476.1	2,471.2	366.2	296.8
Minority interests	65.4	61.8	(6.8)	(5.2)
Total Shareholders' equity	**2,541.5**	**2,533.0**	**359.4**	**291.6**
Net financial position	**(1,376.5)**	**(1,396.0)**	**(99.7)**	**(156.0)**

In the following table, the Summarised Balance Sheet situation of the Group at 30 June 2010 is broken down, for the purpose of highlighting the impacts arising from the line-by-line consolidation of Telecinco.

(values in million Euros)

Balance Sheet Summary (geographical breakdown)	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Film and television rights	2,336.0	180.1		2,516.1
Goodwill and differences arising from consolidation	149.3	-	363.2	512.3
Other tangible and intangible non current assets	926.1	69.4		995.5
Equity investments and other financial assets	725.7	191.9	(649.4)	268.3
Net working capital and other assets/(liabilities)	(116.3)	17.6	(0.0)	(98.7)
Post-employment benefit plans	(102.9)			(102.9)
Net invested capital	**3,917.9**	**459.1**	**(286.3)**	**4,090.8**
Group shareholders' equity	2,476.1	366.2	(471.5)	2,370.6
Minority interests	65.4	(6.8)	185.2	243.9
Total Shareholders' equity	**2,541.4**	**359.4**	**(286.3)**	**2,614.5**
Net financial position	**(1,376.5)**	**(99.7)**		**(1,476.3)**

In the following table there is shown the summarised ***financial position*** by geographical areas, for the purpose of being able to evaluate the contribution to the financial movements during the two periods. Also this table is shown in a reclassified format, compared to the layout foreseen by IAS 7, which is used for laying out the obligatory financial position table, highlighting the changes in the Net Financial Position which, for the Group, represents the most significant indicator regarding its ability to be able to face up to its financial obligations.

(values in million Euros)

Mediaset Group - Cash Flow Statement	Mediaset Group		Italy		Spain	
1st Half	2010	2009	2010	2009	2010	2009
Net financial position at the beginning of the year	(1,552.0)	(1,371.7)	(1,396.0)	(1,345.8)	(156.0)	(25.8)
Free Cash Flow	373.3	121.5	241.7	88.0	131.6	33.5
- Cash Flow from operating activities (*)	928.4	804.0	729.0	637.4	199.4	166.6
- Investments in fixed assets	(534.6)	(478.3)	(452.0)	(385.9)	(82.6)	(92.4)
- Disposals of fixed assets	4.2	1.4	1.4	1.1	2.8	0.4
- Changes in net working capital and other current assets/liabilities	(24.7)	(205.6)	(36.7)	(164.6)	12.0	(41.0)
Change in consolidation area	-	26.7	-	26.7	-	-
(Re-purchases)/Sales of treasury shares	-	(2.5)	-	-	-	(2.5)
Cash changes generated by equity investments	(25.9)	(1.9)	2.1	(1.5)	(27.9)	(0.4)
Dividends received	1.9	1.4	25.7	107.6	1.0	1.4
Dividends paid	(273.6)	(534.6)	(250.0)	(431.9)	(48.4)	(210.3)
Financial Surplus/Deficit	75.7	(389.3)	19.5	(211.2)	56.3	(178.2)
Net financial position at the end of the period	(1,476.3)	(1,761.0)	(1,376.5)	(1,557.0)	(99.7)	(204.0)

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The characteristic ***generation of cash*** by the Group, i.e. its ***free cash flow***, amounted to ***373.3 million Euros,*** compared to the 121.5 million Euros for the same period of 2009, thus taking advange of the largest operating cash flow generated in both the two geographical areas, as well as of a positive change of working capital in Italy, mainly due to the positive change of tax liabilities and to the increase of debt facing the largest investments in tv rights accounted for the period.

The ***increases in fixed assets*** shown in the above financial position are detailed in the following table:

Increases in fixed assets	Mediaset Group		Italy		Spain	
1st Half	2010	2009	2010	2009	2010	2009
Investments in TV and movie theatre rights	(436.6)	(452.6)	(360.3)	(318.4)	(76.3)	(134.2)
Changes in advances on TV rights	(39.8)	29.8	(34.8)	(14.1)	(5.0)	43.8
TV rights: investments and advances	(476.3)	(422.8)	(395.1)	(332.4)	(81.3)	(90.4)
Investments in other fixed assets	(58.2)	(55.5)	(56.9)	(53.5)	(1.3)	(2.1)
Total investments in fixed assets	(534.6)	(478.3)	(452.0)	(385.9)	(82.6)	(92.4)

In the period being looked at, the item ***Equity investments/other financial assets***, mainly includes, the disbursements incurred for the purchases for a price of 36.5 million Euros of parts of the financial debt of the Endemol Group of the "senior debt" type and the cashing in of the receivable of 17.1 million Euros from British Telecommunications, according to what is contained in the contractual agreements signed in February 2005 relative to the sale of the equity investment in Albacom. In the same period of 2009 there was included in this item the purchase by Medusa Film S.p.A. of 15% of Cinecittà Digital Factory S.r.l. with a disbursement of 0.9 million Euros, while the remainder refers to payments to affiliated companies.

In the item ***Change in the consolidation area*** in the first half-year 2009 there were included the net financial debt of the activities for managing the multiplex movie theatres that were sold at 30 June amounting to 36.5 million Euros and the net disbursements for –0.8 million Euros linked to the operation, as well as the disbursement of 9 million Euros to Fininvest S.p.A, under the heading of a final adjustment to the purchase price of the acquisition of the equity investment in Medusa Film calculated on the basis of the achievement of certain performance parameters relative to the 2008 movie season, as laid down by the contractual agreements stipulated in July 2007 at the time of acquisition.

Group Employees

The employee ending headcount of the Mediaset Group at 30 June 2010 was ***5,779 people*** (5,896 at 30 June 2009 and 5,834 at 31 December 2009). The reduction in average workforce is influenced by the sale of stakes in Medusa Cinema and Medusa Multicinema on 30 June, which included 383 employees.

The following tables show the changes in the employee numbers split between the two geographical areas:

Number of employees (including temporary s	ITALY		SPAIN	
	30/06/2010	30/06/2009	30/06/2010	30/06/2009
Managers	355	349	100	101
Journalists	362	364	118	121
Middle managers	873	835	75	72
Office workers	3,087	3,204	783	828
Industry workers	3	-	23	22
Total	**4,680**	**4,752**	**1,099**	**1,144**

Average workforce (including temporary staf	ITALY		SPAIN	
	30 Giugno 2010	30 Giugno 2009	30 Giugno 2010	30 Giugno 2009
Managers	350	352	100	101
Journalists	352	372	119	119
Middle managers	845	853	75	75
Office workers	3,126	3,590	785	833
Industry workers	4	3	23	24
Total	**4,677**	**5,170**	**1,102**	**1,152**

Transactions with related parties

The transactions carried out with related parties cannot be classed as either atypical or unusual because they fall within the categories of the normal business activities of the Group companies. All these transactions are regulated at arm's length market conditions, taking into account the characteristics of the goods and services supplied. The detailed information regarding the Income Statement, Balance Sheet and financial impacts of the operations and transactions with parent, affiliated and jointly controlled enterprises and associated ones, including those asked for by the Consob (Italian SEC) Communication of 29 July 2006, are shown in the following explanatory note 15.

Events after 30 June 2010

On **20 July** The European Commission decided to accept the request of the Satellite Pay TV monopolist "Sky" be able to enter into Digital Terrestrial TV before the time limit for entry of 2012, which was previously set by the same Commission at the time of the approval (2003) of the merger Sky/Tele+.

Mediaset, believing that the market conditions that, at that time justified the imposition of the limits on Sky have not changed and that the available frequency assets are already insufficient for the current operators, will present an appeal against this decision to the European Court of Justice.

Forecasted evolution of operations

Both in Italy and Spain growth in television advertising revenues will be determined by the evolution over the coming months of the global macro-economic situation which continues to be highly unstable and uncertain.

On the basis of the Mediaset Group's result at the end of the first six months, expectations for growth in advertising revenues in both countries, as well as in the revenues of Mediaset Premium in Italy, the group expects, for the end of the year, to achieve a higher level of both consolidated net result and operative cash generation than in 2009.

For the Board of Directors

The Chairman

MEDIASET GROUP

Half-Year Condensed

Consolidated Financial Statements

at 30 June 2010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(EUR million)

	Notes	30/6/2010	31/12/2009
ASSETS			
Non current assets			
Property, plant and equipment	4	515.2	504.2
Television and movie rights	4	2,516.1	2,598.0
Goodwill		512.4	512.4
Other intangible assets	4	480.2	452.5
Investments in associates		168.1	175.0
Other financial assets	5	128.0	58.9
Deferred tax assets		489.8	506.2
TOTAL NON CURRENT ASSETS		**4,809.9**	**4,807.3**
Current assets			
Inventories		63.3	74.9
Trade receivables		1,064.0	1,120.5
Other receivables and current assets		21.3	12.9
Tax receivables		181.2	162.7
Current financial assets	6	97.1	35.0
Cash and cash equivalents	10	143.9	100.0
TOTAL CURRENT ASSETS		**1,570.8**	**1,506.0**
Non current assets held for sale			-
TOTAL ASSETS		**6,380.7**	**6,313.3**

MEDIASET GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(EUR million)

	Notes	30/6/2010	31/12/2009
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares		(416.7)	(416.7)
Other reserves	7	438.8	430.3
Valuation reserve	8	44.6	5.6
Retained earnings		1,172.9	1,150.7
Net profit for the period		241.6	272.4
Group Shareholders' Equity		**2,370.7**	**2,331.8**
Minority interests in net profit		55.8	32.8
Minority interests in share capital, reserves and retained earnings		188.1	173.7
Minority interests		**243.9**	**206.5**
TOTAL SHAREHOLDERS' EQUITY		**2,614.6**	**2,538.3**
Non current liabilities			
Post-employment benefit plans		102.9	100.4
Deferred tax liabilities		73.1	60.6
Financial liabilities and payables		1,037.3	828.6
Provisions for non current risks and charges	9	74.8	69.0
TOTAL NON CURRENT LIABILITIES		**1,288.1**	**1,058.6**
Current liabilities			
Financial payables		627.5	797.0
Trade and other payables		1,495.5	1,497.1
Provisions for current risks and charges	9	75.6	92.1
Current tax liabilities		63.9	2.5
Other financial liabilities		16.1	47.1
Other current liabilities		199.4	280.5
TOTAL CURRENT LIABILITIES		**2,478.0**	**2,716.4**
Liabilities related to non current assets held for sale			-
TOTAL LIABILITIES		**3,766.1**	**3,775.0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,380.7**	**6,313.3**

CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	30/6/2010	30/6/2009
Revenues from sales of goods and services		2,253.7	1,924.2
Other revenues and income		24.1	27.5
TOTAL NET CONSOLIDATED REVENUES		**2,277.8**	**1,951.7**
Personnel expenses		267.0	259.9
Purchases, services, other costs		926.6	767.4
Amortisation, depreciation and write-downs		599.0	550.1
Impairment losses and reversal of impairment on fixed assets			
TOTAL COSTS		**1,792.6**	**1,577.3**
EBIT		**485.2**	**374.4**
Financial losses		(7.8)	(19.9)
Income/(expenses) from equity investments		(22.6)	(37.9)
EBT		**454.8**	**316.5**
Income taxes	11	157.4	101.2
NET PROFIT FROM CONTINUING OPERATIONS		**297.5**	**215.3**
Net Gains/(Losses) from discontinued operations		-	(0.5)
NET PROFIT FOR THE PERIOD		**297.5**	**214.8**
Attributable to:			
- Equity shareholders of the parent company		241.6	180.8
- Minority Interests		55.8	34.0
Earnings per share	12		
- Basic		0.21	0.16
- Diluted		0.21	0.16

MEDIASET GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(EUR million)

	Notes	30/06/2010		30/06/2009	
NET PROFIT FOR THE PERIOD (A)			**297.5**		**214.8**
Changes in revaluation surplus		-		-	
Changes arising from translating the financial statement of foreign operations		-		-	
Gains and losses on available-for-sale financial assets		-		-	
Effective portion of gains and losses on hedging instruments in a cash flow hedge	8	57.5		(2.4)	
Actuarial gains and losses on defined benefit plans	8	(6.2)		1.0	
Other gains and losses of associates valued by equity method	7	13.3		2.4	
Other gains and losses		-		1.2	
Tax effects relating to other gains and losses		(14.1)		0.8	
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD NET OF TAX EFFECTS (B)			**50.5**		**2.9**
TOTAL COMPREHENSIVE INCOME (A)+(B)			**348.0**		**217.7**
attributable to:					
- owners of the parent		287.1		182.8	
- non controlling interests		60.9		34.8	

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	1st Half 2010	1st Half 2009
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	**467.8**	**337.7**
+ Depreciation and amortisation	599.0	550.1
+ Other provisions and non-cash movements	1.7	(11.9)
+ Equity investments evaluation result (net of gains/losses from sale operations)	16.1	37.9
+ Change in trade receivables	56.4	12.4
+ Change in trade payables	106.9	54.8
+ Change in other assets and liabilities	(157.9)	(102.4)
- Interests (paid)/received	(5.3)	(3.3)
- Income tax paid	(104.8)	(107.1)
Net cash flow from operating activities [A]	**979.9**	**768.2**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	1.8	1.4
Proceeds from the sale of equity investments	0.2	0.2
Interests (paid)/received	-	-
Purchases in television and movie rights	(436.6)	(452.6)
Changes in advances for television rights	(39.8)	29.8
Purchases of other fixed assets	(58.2)	(55.6)
Equity investments	(5.9)	(1.1)
Changes in payables for investing activities	(108.6)	(157.0)
Proceeds/(Payments) for hedging derivatives	21.9	(1.2)
Changes in other financial assets	(49.5)	(3.3)
Loans to other companies (granted)/repaid	-	(4.0)
Dividends received	1.9	1.4
Business Combinations net of cash acquired	-	-
Changes in consolidation area	-	(1.8)
Net cash flow from investing activities [B]	**(672.8)**	**(643.8)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	-	(2.5)
Changes in financial liabilities	19.3	402.5
Dividends paid	(273.6)	(534.6)
Changes in other financial assets/liabilities	(0.5)	(0.8)
Interests (paid)/received	(8.4)	(17.7)
Net cash flow from financing activities [C]	**(263.2)**	**(153.1)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**43.9**	**(28.7)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**100.0**	**139.6**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**143.9**	**110.9**

MEDIASET GROUP

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 1/1/2009	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**
Allocation of the parent company's 2008 net profit	-	-	-	-	-	459.0	(459.0)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(431.8)	-	(431.8)	(102.6)	(534.4)
Stock Option plan valuation	-	-	-	-	(4.8)	5.4	-	0.6	0.1	0.7
(Purchase)/sale of treasury shares	-	-	(1.3)	-	-	-	-	(1.3)	(1.2)	(2.5)
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	-	-	0.8		-	0.8	(0.2)	0.6
Other changes	-	-	(0.2)	-		-	-	(0.2)	(0.2)	(0.4)
Comprehensive income/(loss)	-	-	2.6		(0.6)	-	180.8	182.8	34.8	217.7
Balance at 30/06/2009	**614.2**	**275.2**	**422.5**	**(416.7)**	**6.6**	**1,150.7**	**180.8**	**2,233.3**	**204.2**	**2,437.5**
Balance at 31/12/2009	**614.2**	**275.2**	**430.3**	**(416.7)**	**5.6**	**1,150.7**	**272.4**	**2,331.8**	**206.5**	**2,538.3**
Changes of Accountin Principles					0.3	(0.3)		-		-
Balance at 1/1/2010	**614.2**	**275.2**	**430.3**	**(416.7)**	**5.9**	**1,150.4**	**272.4**	**2,331.8**	**206.5**	**2,538.3**
Allocation of the parent company's 2008 net profit	-	-	-	-	-	272.4	(272.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(250.0)	-	(250.0)	(23.7)	(273.7)
Stock Option plan valuation	-	-	-	-	1.7	-	-	1.7	0.3	2.0
(Purchase)/sale of treasury shares	-	-	-	-	-	-	-	-	-	-
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	-	-	-	-	-	-	-	-
Other changes	-	-	-	-			-	-		-
Comprehensive income/(loss)	-	-	8.5	-	37.0	-	241.6	287.1	60.9	348.0
Balance at 30/06/2010	**614.2**	**275.2**	**438.8**	**(416.7)**	**44.6**	**1,172.9**	**241.6**	**2,370.7**	**243.9**	**2,614.6**

EXPLANATORY NOTES TO THE HALF-YEAR CONDENSED FINANCIAL STATEMENTS AT 30 JUNE 2010

1. Drafting criteria

In these Half-Year Condensed Consolidated Financial Statements, drafted according to IAS 34 – Interim Financial Reporting, there were applied the same accounting standards and valuation criteria that were used in drafting the 2009 Consolidated Financial Statements, to which reference should be made, with the exception of the content listed hereby, as well as the evaluations resulting from impairment tests aimed at ascertaining any losses in the values of fixed assets which, in the absence of any indicators, events and phenomena that would be such as to change the previous valuations, are generally made at the time of drawing up the Year Financial Statements, when all the information that is necessary, in order to be able to carry out this process in a complete and correct manner, is available.

This Half-Year Condensed Consolidated Financial Statements is intended to be consulted jointly with the 2009 Annual Report.

The Income Taxes for the accounting period were calculated based on the best estimate of the weighted average tax rate, forecasted to be applicable, for the whole financial year.

The interim consolidated results of the Mediaset Group are impacted by seasonality, a characteristic feature of the trend of advertising revenues, which, traditionally, are always more heavily concentrated within the first part of the financial year.

The values of the items in the Consolidated Financial Statements, taking their large size into account, are shown in million Euros.

Lastly, it is highlighted that for the purposes of converting into Euros the figures, originally posted in USD, of some affiliated companies the following exchange rates have been used: 1.2271 spot rate at 31 March and 1.3268 average rate for the six months.

These Half-Year Condensed Consolidated Financial Statements have been the subject of a limited review by the auditing company Reconta Ernst & Young.

2. New Accounting Standards, interpretations and amendments applicable from 1 January 2010.

Below there are illustrated the main changes relative to the existing accounting standards, or to the new accounting standards that are applicable starting from the current financial year. In the absence of any contrary situations the application of these new standards and/or additions has not produced any impact within this interim report on operations, with the exception of those, which are in any case negligible, that are shown in note 8 below, *Valuation Reserves.*

IFRS 3R Business Combinations and IAS 27R Consolidated and separate Financial Statements

On 10 January 2008 the IASB issued the revised version of the IFRS 3 – Business Combinations and amended the IAS 27 – Consolidated and separate Financial Statements –. The changed

reporting and accounting standards are applicable in a tabular mode for the combinations of enterprises that are accounted for in financial statements relative to accounting periods that began on 1 July 2009, or that began after that date.

Because the Group has not opted to introduce the changed reporting and standards in advance they are, therefore, applied to accounting for the Business Combinations that take place after 1 January 2010.

The main reporting changes contained in the revised IFRS 3 regarding the accounting reporting for the Business Combinations are as follows:

- The calculation of the goodwill or of the income (in case of badwill), which only has to be made at the date of acquiring control and calculating the difference between the fair value of the payment transferred, i.e. increasing in a Business Combination that takes place in a number of stages of the fair value of the previously owned interests, and the net current value of the identifiable assets and liabilities, including any potential liabilities, acquired.
- In the case of the acquisition of amounts of control that are less than 100% of the total equity investment, the amount of the interest belonging to minorities can be, alternatively, for each Business Combination, be valued at the fair value with the corresponding posting of the goodwill, i.e. the Full goodwill method, or with the method, which was previously laid down by IFRS 3 that means the current pro-rata value of the acquired net assets.
- In the case of the acquisition of the control by stages, the elimination of the obligation to value the assets and the liabilities acquired at fair value at every successive acquisition. The acquirer must recalculate the fair value of the interest that was previously held and posting any eventual excess to the Income Statement.
- The identification of the acquirer with reference to the definition of "control", which is understood as being "the power to govern the financial and managerial policies of an entity, with the purpose of obtaining benefits from its activities".
- The posting to the Income Statement of the costs related to the business combination, i.e. the transaction costs, with the exception of those incurred in relation to the issues of debt securities or shares to be shown according to what is laid down by the IAS 32 and 39.
- The showing at the date of acquisition at fair value of the liabilities for future payments subject to conditions, i.e. earn out. Any successive differences compared to the initial estimate must be shown in the Income Statement. Unless they come from additional information that is in existence at the acquisition date and, in this case, they can be adjusted up to the period that runs for 12 months from the acquisition date.

Lastly, IAS 27R governs the changes in the equity investment owned in a subsidiary company, when they do not end in a loss of control and they are treated as equity transactions with the other side of the entry being posted to net equity.

IAS 39 Financial Instruments: Recognition and Measurement – Instruments that qualify as being for coverage.

These changes to the IAS 39 were issued in August 2008 and are effective for accounting periods that start from 1 July 2009, or after that date. The change deals with the designation of the unilateral risks of a covered instrument and the designation of inflation as a covered risk, or a portion of the risk covered in certain specific situations. The change clarifies the fact that that

the entity has the faculty of designating a portion of the changes in the fair value, or of the changes in the cash flows of a financial instrument as a covered instrument.

IAS 39 – Financial Instruments: Recognition and Measurement

The amendment restricts the exception of non-applicability contained in paragraph 2(g) of the IAS 39 regarding the forward contracts between a purchasing and selling shareholder for the purposes of the sale of an enterprise that has been ceded in a business combination at a future acquisition date, when the finalizing of the business combination does not depend on any further actions by one of the two parties, but only on the passage of a congruous time period. On the other hand the amendment clears up the fact that there do fall within the applicability of the IAS 39 the option contracts, whether they are currently exercisable or not, that enable one of the two parties to have control when there do take place, or not, future events and the exercising of which would bring about the control of an enterprise.

IFRS 2 – Share-based Payments

The amendment to this reporting standard was issued by the IASB in June 2008 and it clarifies the fact that the company that receives goods or services in the context of share-based payment plans must account for goods and services independently of which company of the group settles the transaction and also independently of the fact that the settlement takes place in cash or in shares. Furthermore, the amendment establishes that the term "group" is to be understood as having the same significance that it has in the IAS 27 – Consolidated and separate Financial Statements, which means that it includes the group parent and its subsidiaries. The amendment then specifies that a company must value the goods or services received in the context of a transaction that is settled with cash or shares from its own point of view that could not coincide with that of the group and with the relative amount recognized in the Consolidated Financial Statements.

In the month of April 2009 the IASB has, furthermore, clarified that because the IFRS 3 has changed the definition of business combination, the conferment of a branch of a company in order to form a joint venture, or a business combination, or branches of companies with joint control do not fall within the context of the applicability of the IFRS 2.

IFRS 5 – Non-current Assets held for sale and Discontinued

The change establishes that if an enterprise is involved in a ceding plan that brings about the loss of control of a company that it participates in, all the assets and liabilities of the subsidiary company must be reclassified among the assets held for sale, even if after the ceding the enterprise will still have a minority equity investment in the subsidiary company.

3. Main company transactions and changes in the consolidation area

The main changes that impacted the consolidation perimeter during the first half-year 2010 were the following:

On 31 December 2009, with effect from 1 January 2010 the company **Medusa Video S.r.l.**, previously owned 100% by **Medusa Film S.p.A.**, was merged by incorporation into that company.

On 10 February the equity investment owned by **Atlas Espana S.A.U.** in **Producciones Mandarina SL** went down from 42.13% to 30%, due to an increase in the Share Capital, which was wholly subscribed by minority shareholders.

On 16 March 2010 a resolution was passed to put the company **Mediaset Investment Belgium S.p.r.l.,** a company that is wholly owned by **Mediaset Investment S.a.r.l.**, into liquidation.

On 14 May, following the resolution passed by the Extraordinary Shareholders' Meeting of **TED TV Educational S.p.A.**; its whole Share Capital was written of in order to partially cover its losses. Afterwards, RTI S.p.A. reconstituted the Share Capital to 10 thousand Euros with a Share Premium of 3,346,620 Euros to fully cover the residual and any future losses and, at the same time, with the renunciation by the majority shareholder of its option right. The Shareholders' Meeting also passed a resolution to put the company into liquidation.

On 29 June the subsidiary company **Publiespana S.A.** sold its equity investment, amounting to 50% of the Share Capital of the company **Publieci Television S.A.**

4. Tangible assets, intangible assets and television and movie rights

Main changes (besides the amortisations for the period) concern:

- Increases in television and movie rights for 436.6 million Euros, 343.8 million Euros of wich refers to purchases pertaining to the period and 92.8 million Euros refers to the capitalisation of advanced previously paid to suppliers (booked at 31 December to 2009 into the item *Assets in progress and advances*).
- Increases in real **estate, plant and machinery** for 67.3 million Euros, of which 53.6 million Euros relative to purchases that were mainly relative to the capitalisation of the work in progress on transmission and television broadcasting plant in DTT and 13.8 million Euros to the capitalisation of advances paid in the past that were mainly relative to the completion of transmission and television broadcasting plant in DTT.
- **Other intangible assets** for 47.2 million Euros, of which 39.8 million Euros relative to the change in the advances paid for the acquisitions of television and movie rights of which 133.1 million Euros relative to payments made in the half-year and the remaining part reclassified into the item *Television and Movie Rights* and 4.7 million Euros mainly relative to the capitalisation work in progress relative to the implementation of new company IT systems.

5. Other non-current financial assets

The change in the period amounting to 69.1 million Euros is mainly relative to the purchase from third parties on the behalf of the subsidiary companies Mediaset Investment S.a.r.l. and Conecta 5 of a certain portion of the financial debt, i.e. "senior debt" from companies pertaining to the Endemol Group, which amounted to 36.5 million Euros (this price included a discount compared to the nominal value), and to the non-current portion of the fair value of forex hedging derivatives for 27.8 million Euros. The posting of this change, due to valuations, is accounted in the Shareholders' equity into the item *Valuation Reserve for financial instruments to cover cash flows* that is commented on in note 8 below.

6. Current financial assets

The change in the period amounting to 62.1 million Euros is mainly relative to the posting to the current portion of the fair value of forex hedging derivatives for 49.0 million Euros, 26.5 million Euros of which refers to the fair value of the forex hedging derivatives. The posting of this change, due to valuations, is accounted in the Shareholders' equity into the item *Valuation Reserve for financial instruments to cover cash flows* that is commented on in note 8 below. The remaining part of this change is relative to financial derivatives to cover the fluctuations of the receivables/payables in foreign currency.

It should also be noted that during the period the credit on behalf of British Telecommunications, for a total amount of 17.1 million Euros, has been cashed-in in line with the contractual obligations underwrote on February 2005 with reference to the sale of stake in Albacom. Gestevision Telecinco also underwrote deposit for a total amount of 25.1 million Euros.

7. Legal Reserve and other reserves

	30/06/2010	31/12/2009
Legal reserve	122.8	122.8
Equity investment evaluation reserve	(25.2)	(33.7)
Consolidation reserve	(78.8)	(78.8)
Other reserves	419.9	419.9
Total	**438.8**	**430.3**

The change in the period amounted to 8.5 million Euros for the *Reserve from valuation at equity*, an item that takes in, in the context of the valuation of the equity investments with the net equity method those components that are posted directly into the net equity of the participated company, is imputable to the change in the cash flow hedge reserves and to the exchange rate conversions posted to the net equity of the participated company Edam Acquisition Holding I Cooperatief U.A. for the amount held by the Group in this equity investment.

8. Valuation reserves

	30/06/2010	31/12/2009
Cash flow hedge reserve	36.7	(5.1)
Stock option plans	17.5	15.8
Actuarial Gains/(Losses)	(9.6)	(5.1)
Total	**44.6**	**5.6**

The following table shows the movements that took place during the period:

Valuation reserves	Balance at 1/1/2010	Other changes	Increase/ (Decrease)	Through Profit and Loss Account	Opening balance adjustments of the hedged	Fair Value adjustments	Deferred tax effect	Balance at 30/06/2010
Financial assets for cash flow hedging purpose	(5.1)	0.3	0.5	0.4	(23.0)	79.3	(15.7)	36.7
of which:					-	-	-	-
- foreign exchange hedging	(1.5)	-	0.5	(0.0)	(23.0)	80.1	(15.8)	40.3
- interest rate hedging	(3.6)	0.3	-	0.4	-	(0.8)	0.1	(3.6)
Stock option plans	15.8		1.7	-	-	-	-	17.5
Actuarial Gains/(Losses) on defined benefit plans	(5.1)		(6.2)	-	-	-	1.7	(9.6)
Total	5.6	0.3	(3.9)	0.4	(23.0)	79.3	(14.0)	44.6

The ***Valuation Reserve for financial instruments held to cover the cash flows*** is set up within the context of the valuation of qualified financial derivatives for exchange risk coverage for a total amount of 40.3 million Euros (-1.5 million Euros at 31 December 2009) and for interest rate risk coverage for a total amount of -3.6 million Euros (-3.6 million Euros at 31 December 2009).

With reference to the financial instruments held to manage the interest rate risk it is highlighted that following the recalculation at 1 January 2010 of the value of this reserve in application of the changes to the IAS 39 (effective from the accounting periods beginning from 1 July 2009 or afterwards), relative to the technical methodologies of the recognition and posting of the effective part of the change in value of the coverage instrument, the item *Other changes* refers to the effects of that recalculation.

The changes in the valuation reserves for the financial instruments held to cover the exchange risk refers for –23.0 million Euros to the adjustment of the initially posted value of the television rights acquired during the period and for 80.1 million Euros to changes in the fair value.

The changes in the effective part of gain/(losses) from cash flow hedge derivatives highlighted in the Comprehensive Income Statement for a total amount of 57.5 million Euros refers to che comprehensive changes of that reserve gross of fiscal effects and of the stake pertaining to third parties.

The ***Reserve for Stock Option Plans*** takes in the other side of the entry for the amounts of cost accrued at 30 June 2010, calculated pursuant to the IFRS 2, for the three-year Stock Option Plans assigned and exercisable by Mediaset in the fiscal years 2005, 2007, 2008, 2009 and 2010 for the amount pertaining to the Group, for the plans assigned by the subsidiary company Telecinco in the fiscal years 2005, 2006, 2007, 2008 and 2009. The change for the

period amounted to 1.7 million Euros and refers to the amount of the cost accrued at 30 June 2010 pertaining to the Group.

The ***Valuation Reserve for actuarial profits and losses*** takes in the actuarial components relative to the valuation of definitive benefit plans, posted directly to net equity

9. Risks Funds

The risks funds, for both the current and non-current portion, decreased from 161.1 million Euros at 31 December 2009 to 150,4 million Euros at 30 June 2010. The usage of funds amounting to about 23 million Euros, following the agreement stipulated by Gestevision Telecinco with the trade association A.I.E. (Agencia de Intérpretes y Ejecutantes) has influenced this reduction. For the period it is worth noting provisions posted for about 11 million Euros relative to the setting aside by the subsidiary company Gestevision Telecinco S.A. of 3% of its gross advertising revenues as laid down by the Law 8/2009 regarding the financing of Radio Televisión Española.

With reference to the Trial 40382/05 (Mediatrade Proceedings), on **8 April 2010** the process was officially served upon all the parties being investigated regarding the request, by the Office of the Attorney General of the Republic, that the trial be held in the Court of Milan. As already mentioned in the section "Subsequent Events after the 31 December 2009" of the 2009 Consolidated Financial Statements, in these proceedings Fedele Confalonieri, as Chairman of Mediaset, and Pier Silvio Berlusconi, as Chairman of RTI and Vice-Chairman of Mediaset are accused of grievous tax fraud. Currently, the amount of the disputed tax evaded, on the basis of disputes in force from 2005 until 30 September 2009, is set at 8.2 million Euros. As well as of 31 December 2009, any provision for risk has been booked even at 30 June 2010, considering that during the proceedings (at present at a preliminary hearing stage) the company and its directors will sure demonstrate their extraneousness with reference to the accusations envisaged.

Furthermore, it is also highlighted that with reference to the risks of a taxation nature linked to the wholesale purchase/sale of goods that was put in place, starting from the second half of 2009 by the subsidiary company Media Shopping S.p.A, regarding which, at 31 March 2010, there were prudently posted provisions amounting to 10.3 million Euros at 30 June, following the checks that were carried out, these funds were reversed and costs were posted for 5.3 million Euros.

10. Net Financial Position

Below there is given the breakdown of the Consolidated Net Financial Position as required by the Consob (Italian SEC) communication number 6064293 of 28 July 2006 showing the current and non-current net financial debt of the Group.

For the analysis of the changes in the Net Financial Position that took place in the period reference should be made to the Interim Report on Operations in the section that comments on the Balance Sheet and Financial structures of the Group.

	30/06/2010	31/12/2009
Cash in hand and cash equivalents	0.1	0.1
Bank and postal deposits	143.8	99.9
Securities and other current financial assets	39.9	0.9
Total liquidity	**183.8**	**100.9**
Financial receivables from affiliated companies	4.7	4.5
Current financial receivables	14.5	9.4
Total current financial receivables	**19.2**	**13.9**
Due to banks	(627.5)	(796.9)
Current payables and financial liabilities	(4.2)	(37.2)
Financial liabilities due to affiliated companies and joint ventures	(11.9)	(4.7)
Current financial debt	**(643.6)**	**(838.8)**
Current Net Financial Position	**(440.7)**	**(724.0)**
Due to banks	(727.6)	(823.0)
Corporate Bonds	(302.2)	-
Non current payables and financial liabilities	(5.8)	(5.0)
Non current financial debt	**(1,035.6)**	**(828.0)**
Net Financial Position	**(1,476.3)**	**(1,552.0)**

The change in the item **Securities and current financial assets** includes 25.1 million Euros of term deposits of the subsidiary company Gestevision Telecinco and 12.1 million Euros relative to the fair value of non-coverage financial instruments for the part in excess compared to the change in covered foreign currency payables, which were cashed in the following month of July.

The item **Current Financial Receivables** mainly includes government contributions as per the Law 1.213 of 4/11/65 changed with the Law number 153 of 1/3/1994 obtained for the cinema productions carried out by Medusa Film S.p.A., resolved upon by the competent entities but not yet paid out for a total of 13.8 million Euros.

The item **Current Financial Payables and Liabilities** mainly refers to the current portion of the fair value of the financial derivatives to cover the interest rate risk of financial liabilities amounting to 3.5 million Euros. The change compared to the figure at 31 March 2010 refers to the extinguishing of the payables to the factoring companies.

The item **Non-current Financial Payables and Liabilities** mainly refers for 3.0 million Euros to loans to cover cinema development, distribution and production and to the non-current part of the fair value of the financial derivatives held to cover the interest rate risk for 2.3 million Euros.

The items **Financial Receivables/Payables from and to affiliated and jointly controlled enterprises** refers mainly to current account relationships managed on behalf of these

companies by the Group Parent Mediaset S.p.A. and by the subsidiary Telecinco S.A. to its affiliated and jointly controlled enterprises.

The change in the item **Due to banks (non current)** consists of the following:

• Reimbursements of loans for 100.0 million Euros.

• Reclassification in the item Due to banks (current) of the amount falling due within the year of the loan stipulated with Intesa S.Paolo, formerly S.Paolo – IMI, and of the loan stipulated with Mediobanca for a total of 44.3 million Euros.

• Stipulation of a new credit line for a nominal value of 75.0 million Euros and used at 30 June 2010 for 54.0 million Euros.

• Lower usage of the medium/long term credit lines of the subsidiary company Gestevision Telecinco amounting to about 5.0 million Euros.

The change in the item **Due to banks (current)** breaks down as follows:

• Reclassification coming from the item Payables to banks (non current) for 44.3 million Euros

• Reimbursements of the current parts of medium/long term loans for 44.3 million Euros;

• Extinction of a short-term loan for 50 million Euros;

• Greater usage of the short-term credit lines of the subsidiary company Gestevision Telecinco amounting to about 10.0 million Euros.

• Lower usage of the very short-term credit lines for a total of 129 million Euros.

As already reported in the Financial Statements at 31 December 2009, the existing loans and the credit lines are subject to financial covenants on a consolidated basis which, if not respected, would bring about the reimbursement of the part used. Until now al these requisites have been respected.

The item **Corporate Bond** refers to the issue of the 7 year bond for an overall nominal value of 300.0 million Euros by Mediaset S.p.A. on 1 February 2010, accounted on the Financial Statements using the amortised cost method based on an internal yield rate of 5.23%. The terms and conditions of this bond issue are commented into the paragraph *Significant events and operations in the first half-year* contained in the Interim Report on Operations.

11. Taxes for the period

	1st Half 2010	1st Half 2009
IRAP and IRES tax	128.6	86.5
Current tax expenses (foreign companies)	19.9	0.3
Deferred tax expense	8.9	14.4
Total	**157.4**	**101.2**

The financial result for the period is shown net of income taxes according to the reporting criterion laid down by IAS 34, using the rate that is forecasted to applicable at the fiscal year close. The Group tax rate in the first half-year of 2010 has been mainly impacted by the lower tax benefits involved due to the higher taxable base result achieved in the period by the subsidiary company Telecinco, to the deductibility of the investments in audiovisual works



carried out, pursuant to the Spanish legislation and which, in 2009, totally absorbed the ordinary taxation for the period. In calculating the taxes, relative to the period being looked at, there was also taken into account the higher amount of the non-deductible charges relative to the prudent valuations of the tax risks linked to the wholesale purchase/sale of goods.

12. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	30th June 2010	30th June 2009
Net profit for the year (millions of euro)	**241.6**	**180.8**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,402,064
Basic EPS	**0.21**	**0.16**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,402,064
Diluted EPS	**0.21**	**0.16**

The earnings per share are calculated by dividing the Group's net profit by the weighted average number of the shares in circulation during the period, net of treasury shares. The diluted earnings per share is determined by taking into account in the calculation the number of shares in circulation and the potential diluting impact of the assignment of treasury shares to the beneficiaries of stock option plans already matured.

13. Segment information

Below there is given the information required by IFRS 8 for the operational segments identified on the basis of the current organisational structure and the internal management reporting of the Group.

The main operational segments of the Group, as already shown in the analysis of the results given in the *Interim Report on Operations*, coincides with the *geographical areas*, currently Italy and Spain, identified based on the localising of the activities and within which there is carried out a further segmentation to monitor the operating performances of the *activity areas* within these areas, identified based on their respective economic characteristics, i.e. the nature of the products/processes and their final reference markets. It is highlighted that relative to the Spanish area, which coincides with the Telecinco Group, there are not currently identified any relevant operational segments that are different from the television core business, which therefore coincides with this entity.

Following the nature of this segmentation, for the geographical areas there are supplied the information and reconciliations asked for by IFRS 8 relative to profits or losses, assets and liabilities that can be extrapolated from the two sub-consolidations specifically prepared at that level, while for the operational segments identified in Italy the information is supplied with reference to the financial results and the "operational" activities that are directly imputable to them.

Geographical sectors

In the following tables there are shown the key Income Statement/Balance Sheet data linked to the two geographical activity areas of Italy and Spain at 30 June 2010 and 2009, respectively.

These tables have been obtained by processing specific sub-consolidations, within which the posted book value of the equity investments, owned by companies belonging to a segment, in companies held in another segment are kept at their respective acquisition costs and washed out at the time of consolidation. Similarly, in the Income Statement of the segment, incomes relative to any dividends received from such equity investments are shown in the item *Result from other equity investments*.

Specifically, the data relative to the inter-segment assets regarding the washing out of the equity investments, posted among the assets of the Italian geographic segment, in Gestevision Telecinco (50.5%) and Mediacinco, which is held for 25% and already consolidated on a line-by-line basis in the Spain geographical segment, because 75% of it is held by Telecinco, and the loan given by Mediaset Investment S.a.r.l. to Mediacinco, amounting at 30 June 2010 to 60.3 million Euros.

The costs of a non-monetary nature refer to the provisions posted for risks and charges and to the costs for stock option plans.

30th June 2010	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from third parties	1,816.8	461.0	-	2,277.8
Inter-segment revenues	0.4	-	(0.4)	-
Consolidated net revenues	**1,817.2**	**461.0**	**(0.4)**	**2,277.8**
%	80%	20%		100%
EBIT	**339.0**	**146.3**	**(0.0)**	**485.2**
%	70%	30%	0%	100%
Financial income/(losses)	(12.7)	4.9	-	(7.8)
Income/(expenses) from equity investments valued	2.9	(19.0)		(16.1)
Income/(expenses) from other equity investments	19.6	(1.5)	(24.6)	(6.5)
EBT	**348.8**	**130.6**	**(24.6)**	**454.8**
Income taxes	(129.3)	(28.1)	-	(157.4)
NET PROFIT FROM CONTINUING OPERATIC	**219.5**	**102.6**	**(24.6)**	**297.5**
Net Gains/(Losses) from discontinued operations	-	-	-	-
NET PROFIT FOR THE PERIOD	**219.5**	**102.6**	**(24.6)**	**297.5**
Attributable to:				
- Equity shareholders of the parent company	216.0	107.4	(81.7)	241.6
- Minority Interests	3.5	(4.8)	57.1	55.8
OTHER INFORMATION				
Assets	5,904.5	823.9	(347.8)	6,380.7
Liabilities	3,363.0	464.6	(61.5)	3,766.1
Investments in tangible and intangible non current assets	452.0	82.6	-	534.6
Amortization	521.9	77.1	-	599.0
Impairment losses	-	-	-	-
Other non monetary expenses	10.1	(7.1)	-	2.9

(*) Inclusive of the change in the item *advances paid for the acquisition of rights*

30th June 2009	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from third parties	1,630.9	320.8	-	1,951.7
Inter-segment revenues	0.7	-	(0.7)	-
Consolidated net revenues	**1,631.6**	**320.8**	**(0.7)**	**1,951.7**
%	84%	16%		100%
EBIT	**280.5**	**93.9**	**-**	**374.4**
%	75%	25%		100%
Financial income/(losses)	(20.9)	1.0	-	(19.9)
Income/(expenses) from equity investments valued	1.1	(39.0)	-	(37.9)
Income/(expenses) from other equity investments	106.9	-	(106.9)	-
EBT	**367.5**	**55.9**	**(106.9)**	**316.5**
Income taxes	(101.2)	-	-	(101.2)
NET PROFIT FROM CONTINUING OPERATIC	**266.3**	**55.9**	**(106.9)**	**215.3**
Net Gains/(Losses) from discontinued operations	(0.5)	-	-	(0.5)
NET PROFIT FOR THE PERIOD	**265.8**	**55.9**	**(106.9)**	**214.8**
Attributable to:				
- Equity shareholders of the parent company	262.2	62.2	(143.6)	180.8
- Minority Interests	3.5	(6.3)	36.7	34.0
OTHER INFORMATION				
Assets	5,786.8	758.7	(356.7)	6,188.7
Liabilities	3,369.8	452.0	(70.4)	3,751.3
Investments in tangible and intangible non current assets	385.9	92.4	-	478.3
Amortization	476.6	73.5	-	550.1
Impairment losses	-	-	-	-
Other non monetary expenses	4.2	(38.8)	-	(34.6)

(*) Inclusive of the change in the item advances paid for the acquisition of rights

Italy: Segments of Operations

30th June 2010	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from third parties	1,276.8	28.4	393.9	118.0		1,817.2
Inter-segment revenues	2.0	70.3	-	70.7	(143.0)	0.0
Consolidated net revenues	**1,278.8**	**98.7**	**393.9**	**188.7**	**(143.0)**	**1,817.2**
%	70%	5%	22%	10%	-8%	100%
EBIT	**339.5**	**(4.1)**	**(8.8)**	**18.1**	**(5.8)**	**339.0**
Television rights	1,855.2	-	574.5	140.2	(233.8)	2,336.0
Other tangible and intangible non current assets	276.7	538.4	17.7	93.3	-	926.1
Goodwill	2.7	6.2	-	140.4	-	149.3
Trade receivables	793.2	33.6	61.6	77.4	-	965.8
Inventories	25.9	3.7	18.2	9.5	-	57.2
Operating assets	**2,953.6**	**581.9**	**671.9**	**460.8**	**(233.8)**	**4,434.3**
Investments in television and movie rights (*)	302.5	-	65.5	46.7	(54.4)	360.3
Other investments	20.7	31.6	4.1	0.5	-	56.9
Investments in tangible and intangible assets	**323.2**	**31.6**	**69.6**	**47.2**	**(54.4)**	**417.2**

(*) Not inclusive of the change in the item *advances paid for the acquisition of rights.*

30th June 2009	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from third parties	1,214.9	48.5	269.2	99.0		1,631.6
Inter-segment revenues	0.6	62.8	-	85.7	(149.1)	-
Consolidated net revenues	**1,215.4**	**111.3**	**269.2**	**184.8**	**(149.1)**	**1,631.6**
%	74%	7%	16%	11%	-9%	100%
EBIT	**276.4**	**18.4**	**(20.8)**	**19.7**	**(13.1)**	**280.5**
Television rights	1,875.4	-	368.7	129.4	(204.2)	2,169.3
Other tangible and intangible non current assets	290.0	522.6	11.1	76.7	-	900.4
Goodwill	2.7	6.2	-	140.4	-	149.3
Trade receivables	881.2	45.2	41.7	76.0	-	1,044.1
Inventories	22.6	3.6	7.5	8.3	-	41.9
Operating assets	**3,071.9**	**577.6**	**429.0**	**430.8**	**(204.2)**	**4,305.0**
Investments in television and movie rights (*)	304.5	-	51.3	37.2	(74.6)	318.4
Other investments	12.0	39.6	1.8	0.1	-	53.5
Investments in tangible and intangible assets	**316.5**	**39.6**	**53.1**	**37.3**	**(74.6)**	**371.9**

(*) Not inclusive of the change in the item *advances paid for the acquisition of rights.*

14. Transactions with related parties

The Group carries out transactions with the parent company and its associated companies, with jointly controlled companies and affiliated enterprises that are all regulated at normal arm's length market conditions.

In the following summary table there are given, for the main Income Statement/Balance Sheet groupings, the details relative to each company that is the counterpart of these transactions:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	1.7	0.6	-	0.1	3.0	-
Associated companies						
A.C. Milan S.p.A.	0.0	16.0	-	0.0	0.2	-
Alba Servizi Aerotrasporti S.p.A.	0.0	0.6	-	0.0	1.7	-
Arnoldo Mondadori Editore S.p.A.	3.1	0.2	-	8.5	0.1	-
Banca Mediolanum S.p.A.	0.9	0.0	-	4.5	0.0	-
Il Teatro Manzoni S.p.A.	0.0	0.0	-	0.0	0.6	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Servizi Milan S.r.l.	0.1	0.1	-	0.0	5.1	-
Altre Società Consociate	6.4	1.9	-	5.9	2.8	-
Total parent company and associated	**12.3**	**21.2**	**-**	**19.0**	**13.4**	**-**
Joint control companies						
Boing S.p.A.	1.3	5.7	(4.4)	2.7	6.6	(0.0)
Fascino Produzione e Gestione Teatro S.r.l.	-	3.5	(7.5)	-	22.8	(0.0)
Mediamond S.p.A.	2.1	0.1	-	1.9	0.1	-
MediaVivere S.r.l.	2.0	2.9	-	0.4	22.0	-
Tivù S.r.l	1.6	0.7	-	2.2	0.5	-
Affiliated companies						
Aprok Imagen S.L.	-	-	-	-	(0.0)	-
Ares Film S.r.l.	-	1.0	-	0.6	-	-
Auditel S.r.l.	-	-	-	-	3.0	-
Beigua S.r.l.	-	-	-	-	-	-
BigBang Media S.L.	0.1	2.7	-	-	3.5	-
Campus Multimedia In-Formazione	0.1	0.0	-	0.1	0.2	-
Canal Factoria de Ficcion S.A.	-	-	-	-	-	-
Capitolo VII S.p.A.	1.4	0.2	0.7	2.9	0.3	0.0
La Fabrica De La Tele	0.6	8.0	-	0.2	17.5	-
Nessma S.A.	0.0	-	1.0	0.1	-	-
Pegaso Television Inc.	1.9	-	4.2	1.0	-	0.4
Premiere Megaplex S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	0.0	4.0	-	0.0	7.5	-
Sportsnet Media Ltd.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	0.0	-	-	2.5	-
Total joint control and affiliates	**10.9**	**28.9**	**(5.9)**	**12.0**	**86.3**	**0.4**
Other related parties	**-**	**0.2**	**-**	**-**	**0.7**	**-**
TOTAL	**23.1**	**50.3**	**(5.9)**	**31.1**	**100.4**	**0.4**

The revenues and the trade receivables from companies held by Fininvest Group and the Mediolanum Group are mainly relative to the sales of television advertising space. The costs and the relative trade payables mainly refer to the purchase of television productions and television rights.

It is highlighted that the transactions with the affiliated companies Capitolosette S.r.l., Nessma S.A. and Pegaso Television Inc., also include the transactions with these companies' subsidiaries.

The transactions contained in the item *other related parties* mainly refer to consultancy relationships with companies that are headed by Directors of Fininvest S.p.A.

The main impacts on the consolidated cash flows generated by transactions with related parties are relative, as well as to the payment of the dividends to the Group Parent Fininvest S.p.A. for 100.4 million Euros, to outflows to the company Milan A.C, to cover the acquisition of rights, for 24.5 million Euros.

It is also highlighted that during the half-year rights were acquired by the company Milan A.C. for a total of 10.0 million Euros relative to friendly matches for the 2011-2016 seasons.

15. Other information

15.1 Personal guarantees

With reference to the personal guarantees as at 30 June 2010 it is highlighted that no significant changes have taken place, compared to those that were shown at 31 December 2009.

15.2 Commitments

The main commitments pertaining to the companies of the Mediaset Group can be summarised as follows:

• Multi-year commitments mainly relative to rental contracts for channels via satellite, with variable durations, which will bring about future disbursements for 144.4 million Euros (200.1 million Euros at 31 December 2009) and the renting of transmission capacity on digital frequencies for 544.2 million Euros (603.9 million Euros at 31 December 2009);

• Commitments for rights acquisitions for a total of 1,281.0 million Euros (1,301.7 million Euros at 31 December 2009). These future commitments mainly refer to "volume deal" contracts that the Mediaset Group has in existence with some of the leading American Major Studios, in order to ensure for itself the availability of movies and television productions produced by them, guaranteeing the possibility of being able to carry out a volume of investments in line with the Group's strategy of strengthening the library and multi-year commitments to obtain the digital pay TV exploitation rights for 286.3 million Euros (247.5 million Euros at 31 December 2009);

16. Transactions arising from atypical and/or unusual operations

Pursuant to the Consob (Italian SEC) Communication of 28 July 2006 number DEM 6064296, it is underlined that during the first six months of 2010 the Group has not put in place any atypical and/or unusual operations, as the same are defined by the said Communication.

For the Board of Directors
The Chairman

LIST OF THE EQUITY INVESTMENTS IN THE CONSOLIDATED ACCOUNTING STATEMENTS AT 30 JUNE 2010

(Values in million Euros)

Companies consolidated on a line-by-line basis	Registered Office	Currenc	Share capital	% held by the Group
Mediaset S.p.A.	Milan	euro	614.2	-
Publitalia '80 S.p.A.	Milan	euro	52.0	100.00%
Digitalia '08 S.r.l.	Milan	euro	17.1	100.00%
Publieurope Ltd.	London	euro	7.7	100.00%
R.T.I. S.p.A.	Rome	euro	500.0	100.00%
Videotime S.p.A.	Milan	euro	52.0	98.98%
Elettronica Industriale S.p.A.	Lissone (MB)	euro	363.2	100.00%
Mediashopping S.p.A.	Milan	euro	10.0	100.00%
Med Due S.r.l.	Milan	euro	92.5	75.00%
Medusa Film S.p.A.	Rome	euro	120.0	75.00%
Taodue S.r.l.	Rome	euro	0.1	75.00%
Mediaset Investment S.a.r.l.	Luxembourg	euro	79.6	100.00%
Mediaset Investment Belgium S.p.r.l. (in liquidazione)	Woluwe-Saint-Lambert (Bruxelles)	euro	0.0	100.00%
Mediaset Investimenti S.p.A.	Milan	euro	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.51%
Publiespaña S.A.U	Madrid	euro	0.6	50.51%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.51%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.51%
Atlas Media S.A.U.	Barcelona	euro	0.4	50.51%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.51%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.51%
Telecinco Cinema S.A.U.	Madrid	euro	0.2	50.51%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.51%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.3	50.51%
Conecta 5 Telecinco S.A.U.	Madrid	euro	0.1	50.51%
Mediacinco Cartera S.L.	Madrid	euro	240.0	62.88%

Affiliated companies and joint ventures	Registered Office	Currenc	Share capital	% held by the Group
Ares Film S.r.l.	Rome	euro	0.0	30.00%
Auditel S.r.l.	Milan	euro	0.3	26.67%
Beigua S.r.l.	Rome	euro	0.1	24.50%
BigBang Media S.L.	Madrid	euro	0.2	15.15%
Boing S.p.A.	Milan	euro	12.0	51.00%
Capitolosette S.r.l.	Milan	euro	2.9	48.96%
Edam Acquisition Holding I Cooperatief U.A.	Amsterdam	euro	1,397.9	20.96%
Fascino Produzione Gestione Teatro S.r.l.	Rome	euro	0.0	50.00%
La Fabrica De La Tele S.L. (già Hormigas Blancas Producciones S.L.)	Madrid	euro	0.0	15.15%
Mediamond S.p.A.	Milan	euro	1.5	50.00%
Mediavivere S.r.l.	Milan	euro	0.7	50.00%
Nessma S.A.	Lussemburgo	euro	8.1	25.00%
Nessma Broadcast S.a.r.l.				25.00%
Pegaso Television INC	Miami (Florida)	USD	71.6	17.72%
Premiere Megaplex S.A.	Madrid	euro	0.1	25.25%
Producciones Mandarina S.L.	Madrid	euro	0.0	15.15%
Sportsnet Media Limited	George Town (Grand Cayman)	USD	0.1	49.00%
Titanus Elios S.p.A.	Rome	euro	29.5	29.69%
Tivù S.r.l.	Rome	euro	1.0	48.16%

Other equity investments	Registered Office	Currenc	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	euro	0.1	7.58%
Aprok Imagen S.L.	Madrid	euro	0.3	1.54%
Cinecittà Digital Factory S.r.l.	Rome	euro	6.0	11.25%
Circuito Cinema S.r.l.	Rome	euro	1.1	7.50%
Class CNBC S.p.A.	Milan	euro	0.6	10.90%
Corporación de Medios Radiofónicos Digitales S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.05%
Grattacielo S.r.l.	Milan	euro	0.1	10.00%
International Media Services Ltd. (in liquidazione)	Valletta (Malta)	euro	0.1	99.95%
Kirch Media GmbH & Co. Kommanditgesellschaft auf Aktien	Unterföhring (Germany)	euro	55.3	2.28%
Kulteperalia S.L.	Madrid	euro	8.2	7.58%
Radio e Reti S.r.l.	Milan	euro	1.0	10.00%
Romaintv S.p.A.	Rome	euro	0.8	9.68%
TED - Tv EDucational S.r.l. (in liquidazione)	Milan	euro	0.0	100.00%
X Content S.r.l. (in liquidazione)	Rome	euro	0.1	75.00%

(*) Group's stake calculated not considering parent companies' own shares

MEDIASET GROUP

Statement concerning the

Condensed Half-Year Financial Statements

in Compliance with Art. 154-bis

of Italian Law Decree 58/98

1293-2(0)




MEDIASET

Statement concerning the Condensed Half-Year Financial Statements in Compliance with Art. 154-bis of Italian Law Decree 58/98

1. The undersigned, Mr. Fedele Confalonieri, Chairman of the Board of Directors, and Mr. Andrea Goretti, Senior Executive Manager, responsible for the drafting of the corporate accounting documentation, of the company Mediaset S.p.A., also in compliance with the provisions set out in Art. 154-bis, par. 3 and 4 of Italian Law Decree No.58 of 24 February 1998, hereby declare:

   • the adequacy in relation to the Group's characteristics and

   • the effective application

   of the administrative and accounting procedures for the drafting of a condensed financial statements for the first half of 2010.

2. The valuation of the adequacy of the administrative and accounting procedures for the drafting of the condensed financial statements as at 30 June 2010 was carried out based on the standards and criteria defined by Mediaset S.p.A. consistently with the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which groups together a set of general principles of reference for internal control generally accepted at the international level.

3. We also hereby declare that:

3.1 the condensed half-year financial statements:

   a) have been drafted in compliance with the applicable international accounting principles acknowledged at the EU level pursuant to EC regulation No. 1606/2002 of the EU Parliament and Council of 19 July 2002 and, in particular, IAS 34 – *Interim Financial Reporting,* as well as the provisions set out for the implementation of Art. 9 of Italian Law Decree No. 38/2005;

   b) reflect the accounting books and entries;

   c) provide a true and fair description of the financial position and results of operations of the Company and the businesses included in the consolidation area;

3.2 the half-year report on operations includes references to relevant events that have occurred in the first half of the year, their impact on the condensed half year financial statements and a description of the main risks and uncertainties for the remaining six months of the fiscal year under investigation as well as information on the relevant operations with related parties.

Date: 29 July 2010

For the Board of Directors The Chairman	The Senior Executive Manager responsible for the drafting of corporate accounting documents
(Fedele Confalonieri)	(Andrea Goretti)

ERNST & YOUNG

MEDIASET S.p.A.

Half-Year Condensed Consolidated Financial Statements as of June 30, 2010

Auditors' review report on the half-year condensed consolidated financial statements



ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Auditors' review report on the half-year condensed consolidated financial statements
(Translation from the original Italian text)

To the Shareholders of
MEDIASET S.p.A.

1. We have reviewed the half-year condensed consolidated financial statements, comprising the consolidated statement of financial position, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in shareholders' equity and consolidated cash flows statement and the related explanatory notes, of Mediaset S.p.A. and its subsidiaries (the "Mediaset Group") as of June 30, 2010. Management of MEDIASET S.p.A. is responsible for the preparation of the half-year condensed consolidated financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the interim condensed consolidated financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the half-year condensed consolidated financial statements as we expressed on the annual consolidated financial statements.

   With respect to the consolidated financial statements of the prior year and the interim condensed consolidated financial statements of the corresponding period of the prior year, presented for comparative purposes, reference should be made to our reports issued on March 31, 2010 and on August 5, 2009, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the half-year condensed consolidated financial statements of the Mediaset Group as of June 30, 2010 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Milan, August 4, 2010

Reconta Ernst & Young S.p.A.
Signed by: Alberto Coglia, Partner

This report has been translated into the English language solely for the convenience of international readers

Reconta Ernst & Young S.p.A.
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MEDIASET SPA

Table of equity investments pursuant to Article 125 of Consob Regulation n. 11971/1999 and subsequent amendments

reference date 30 June 2010

Company name	Country	Total owned share %	Type of stake ownership %	Shareholder	Stake %
Ares Film S.r.l.	Italy	30.00%	indirectly owned	R.T.I. S.p.A.	30.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
BigBang Media SL	Spain	30.00%	indirectly owned	Gestevisión Telecinco S.A.	30.00%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I S.p.A.	51.00%
Canal Factoria de Ficción S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Capitolosette S.r.l.	Italy	48.96%	indirectly owned	R.T.I. S.p.A.	48.96%
Cinecittà Digital Factory S.r.l.	Italy	15.00%	indirectly owned	Medusa Film S.p.A.	15.00%
Class CNBC S.p.A.	Italy	10.90%	indirectly owned	R.T.I S.p.A.	10.90%
Conecta 5 Telecinco, SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Digitalia 08 S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Edam Acquisition Holding I Cooperatief U.A.	Holland	33.33%	indirectly owned	Mediacinco Cartera S.L.	33.33%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.51%	indirectly owned	Mediaset Investimenti S.p.A.	50.10%
			directly owned	Mediaset S.p.A.	0.41%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
International Media Services Ltd. in liquidazione	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
La Fabrica De La Tele S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Med Due S.r.l.	Italy	75.00%	indirectly owned	R.T.I. S.p.A.	75.00%
Mediacinco Cartera S.L.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	75.00%
			indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Mediamond S.p.A.	Italy	50.00%	indirectly owned	Publitalia '80 S.p.A.	50.00%
Mediaset Investment S.a.r.l.	Luxemburg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investment Belgium s.p.r.l. in liquidazione	Belgium	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Medusa Film S.p.A.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Nessma SA	Luxemburg	25.00%	indiretta proprieta	Mediaset Investment S.a.r.l.	25.00%
Nessma Broadcast S.a.r.l.	Tunis	25.00%	indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Pegaso Television INC	USA	35.08%	indirectly owned	Gestevision Telecinco S.A.	35.08%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
Producciones Mandarina S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Publiespaña S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Publieurope Ltd.	United Kingdom	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Sportsnet Media Limited	Cayman Island (United Kingdom Colony)	49.00%	indirectly owned	Mediaset Investment S.a.r.l.	49.00%
Taodue S.r.l.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
TED-TV Educational S.r.l. in liquidazione	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Tivù S.r.l.	Italy	48.16%	indirectly owned	R.T.I. S.p.A.	48.16%
Telecinco Cinema, SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
Videotime S.p.A.	Italy	98.98%	indirectly owned	R.T.I. S.p.A.	98.98%
X Content S.r.l. in liquidazione	Italy	100.00%	indirectly owned	Medusa Film S.p.A.	100.00%